UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2017

Molly R. Benson
Marathon Petroleum Corporation
mrbenson@marathonpetroleum.com

Re: Marathon Petroleum Corporation
Incoming letter dated December 23, 2016

Dear Ms. Benson:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to MPC by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. We also received a letter from the proponent on January 18, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Shawn Gilchrist
USW
sgilchrist@usw.org

February 6, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Petroleum Corporation
Incoming letter dated December 23, 2016

The proposal urges the board to report on the steps the company has taken to reduce the risk of accidents. The proposal further specifies that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of facilities and other equipment.

We are unable to concur in your view that MPC may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that MPC's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that MPC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

UNITED STEELWORKERS
USW
UNITY AND STRENGTH FOR WORKERS

January 18, 2016

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation's Request to Omit from Proxy Materials the Shareholder Proposal of the United Steelworkers

Dear Sir/Madam:

Introduction

Proponent's Proposal to the Company urges:

> The Board of Directors to prepare a report by the 2018 annual meeting, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of Process Safety Management; staffing levels; inspection and maintenance of facilities and other equipment.

Marathon Petroleum's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2017 annual meeting of shareholders. The Company argues that the Proposal, which was received November 15, 2016, is excludable pursuant to Rule 14a-8(i)(10) because it "has already substantially implemented the Proposal."

The Proponent believes that the Staff should not allow the Company to omit the Proposal for the following reasons:

I. Marathon has not substantially implemented the Proposal because it has not reported on the staffing levels, inspection and maintenance of refineries and other equipment.

Through regulatory filings and its sustainability report, Marathon Petroleum reports some of the information on its safety record that the Proponent seeks. It offers an explanation of the steps it has taken to reduce the risk of accidents, including its management systems for process safety, as well as those to audit for compliance. It does not divulge data on its staffing levels dedicated to these tasks or a summary of its maintenance. In fact, no discussion of the company's approach to maintenance, Board-level oversight of the company's maintenance program, or the company's compliance with its internal maintenance standards appear anywhere in any of the company's filings. Failure to replace pipes, valves, and other important equipment in a timely manner can lead to unsafe levels corrosion and other damage increasing the risks of leaks, chemical releases, fires, and explosions.

The Company discloses its overall safety performance, including fatalities, lost work hours and incidents in the Metrics Appendix- situated at the back of the Company's Citizenship Report— 40 pages removed from the discussion of the Company's Health and Safety record.

The metrics contained in the appendix are all "lagging indicators," reporting on accidents and injuries that have already happened, failing to provide investors with the data needed to assess the risk of future accidents or injuries. While the company collects and categorizes Tier I, II, III and IV process safety incidents the Metrics Appendix only discloses Tier I incidents—the most serious releases. These incidents are defined by API RP 754 as loss of primary containment (LOPC) with the greatest consequence resulting in lost work, hospital admission or fatality, an officially declared community evacuation a fire or explosion resulting in greater than $25,000 in direct cost to the company.

The Metrics Appendix completely omits disclosure of Tier II Process Safety Management incidents which include losses of primary containment resulting in recordable injuries; fires and explosions resulting in up to $25,000 in direct cost to the company; pressure release device discharges to the atmosphere resulting in liquid carryover, discharge to a potentially unsafe location, and on-site shelter-in-place order, or public protective measure (e.g. road closures); or releases of materials exceeding thresholds set by the American Petroleum Institute.

Disclosure of Tier II incidents would allow investors to better understand the company's safety performance and assess the risks of future catastrophic accidents. The company's failure to disclose this information, information that it already collects and categorizes, makes it impossible for shareholders to assess the company's safety performance or the risk of a catastrophic accident at one of its facilities.

The Metrics Appendix also fails to include any data on the company's fatigue management policy or performance. Worker fatigue and the use of forced overtime was noted as one of the contributing factors leading to the explosion at the Galveston Bay Refinery (then operated by BP but currently owned and operated by MPC), a devastating explosion and fire claimed 15 lives and injured another 170.

The company notes that fatigue management is a subject that has been collectively bargained with the United Steelworkers. While the USW, as collective bargaining representative for the hourly production and maintenance workers at several of the company's facilities, is well aware of the company's fatigue management policy and performance, this information which is of great interest to shareholders, is not publicly disclosed.

Public disclosure of the company's fatigue management policy, the Board's oversight of fatigue management practices or the company's performance in complying with its own fatigue management policy would allow investors to better assess the risks of a catastrophic accident at one of the company's facilities.

While Corporate Citizenship and/or Sustainability reports are often considered promotional materials for a company, there does exist an opportunity for companies to speak candidly with stakeholders using this platform. However, Marathon Petroleum's Citizenship Report never seems to enter this territory.

For example, ExxonMobil's 2015 Corporate Citizenship Report, uses its discussion of Personnel Safety to describe how *"two **contractors** were fatally injured in two separate incidents related to ExxonMobil operations in 2015."* The entry also divulges how the accident occurred, the investigation and how ExxonMobil would enhance it safety practices as a result. (Attached hereto as Exhibit A)

The Proposal's Supporting Statement cites the fatality of a contractor on Marathon's premises at the Galveston Bay Refinery unit. One has to wonder if the Company will have a frank discussion with stakeholders about this accident in its 2017 Citizenship Report, or will it simply appear as a bar on a graph in the Metrics Appendix. Indeed, since the tragedy befell a contractor- not a Marathon Petroleum employee- would it even merit a footnote?

In addition, the ExxonMobil Citizenship Report has a discussion on Process Safety. Once more, ExxonMobil gives further information regarding a significant process safety incident that occurred "at the Torrance Refinery." Furthermore, ExxonMobil provides more information than a simple bar graph regarding its Tier process safety events. (See Exhibit A)

The Proponent believes the Company must increase its level of transparency and can look at peers in how to achieve this.

II. The Proposal addresses the significant policy issue of Refinery and Chemical Facility Safety and Security.

The Company's refineries process a wide range of crude oils, feedstocks and condensate, including heavy and sour crude oils, which can generally be purchased at a discount to sweet crude oil, and produce transportation fuels such as gasoline and distillates, specialty chemicals and other refined products.

The National Safety Council uses the term "catastrophic event" to refer to any incident in man-made systems that results in multiple fatalities/serious injuries, "major" property damage, or public or reputational impact. These catastrophic events can occur in a wide variety of organizations, but the Chemical and Energy industries have increased catastrophic risk potential due to the potentially hazardous materials on site. Therefore, workers inside the facilities and the surrounding communities are at heightened risk if accidents, explosions, leaks, exposures and fatalities occur on the Company's premises.

The Company defines the term 'Process Safety' as "our pipes, tanks, processing units, vales and other hardware all work as intended—keeping hazardous substances where they belong, at the right temperatures and being handled the right way." The Company summarizes the importance of Process Safety in its statement: **"We construct, maintain and operate our facilities with the constant awareness that process safety events can have dire consequences."**

Below is a listing of some high profile catastrophic events where Process Safety failures were recognized to have played a major role.

- Bhopal India: Chemical plant – December 3, 1984 ...nearly 3000 people died from a toxic release in the first few days alone, with many children and elderly killed in a matter of minutes. Tens of thousands more were treated for exposure and inhalation.

- Offshore North Sea: the Piper Alpha Platform – July 6, 1988...167 workers on the production platform perished in what is still the worst offshore oil disaster in history.

- Pasadena Texas: Chemical plant – October 23, 1989...22 men and one woman lost their lives in an inferno sparked by the loss of containment and the release of highly flammable gases.

- Texas City, Texas: Refinery – March 23, 2005...A devastating explosion and fire claimed 15 lives and injured another 170, an accident investigators blamed on a culture which made too little distinction between personnel and process safety (then operated by BP but currently owned and operated by MPC).

- Deepwater Horizon Offshore Gulf of Mexico – April 20, 2010...11 workers died, and once the drilling platform sank it left the well gushing at the seabed- causing the largest oil spill in US waters.

- West, Texas: Chemical plant - April 17, 2013... When a chemical fertilizer plant exploded, 15 people were killed and nearly 200 were injured. The physical plant was obliterated and the property damage in the community was extensive.

In a reaction to the West Fertilizer explosion, President Obama issued Executive Order 13650 "Improving Chemical Facility Safety and Security" on August 1, 2013. The Purpose of EO 13650 states, *"Chemicals, and the facilities where they are manufactured, stored, distributed, and used, are essential to today's economy. Past and recent tragedies have reminded us, however, that the handling and storage of chemicals are not without risk."* (Attached hereto as Exhibit B)

Section 550 of the Department of Homeland Security Appropriations Act of 2007 grants the Department the authority to regulate chemical facilities that "present high levels of security risk." Under this authority, in April 2007, the Department promulgated the Chemical Facilities Anti-Terrorism Standards (CFATS) regulation. (Attached hereto as Exhibit C

Facilities that may be required to comply with at least some provisions of the CFATS regulation will largely fall into the following categories:

- **Chemical manufacturing, storage and distribution**
- Energy and utilities
- Agriculture and food
- Paints and coatings
- Explosives
- Mining
- Electronics
- Plastics
- Healthcare

To determine which facilities meet the CFATS criteria for high-risk chemical facilities, the Department developed the Chemical Security Assessment Tool (CSAT) Top-Screen, a questionnaire that must be completed by facilities that possessed any chemical on the CFATS Appendix A: DHS Chemicals of Interest List at or above the listed Screening Threshold Quantity (STQ) for each chemical.

Based upon the nature of the Company's business and its own description of the "hazardous substances" on site, it is very likely that many of the Company's facilities are required to comply with CFATS regulations.

Furthermore, a May 2012 op-ed in the New York Times titled, "The Risk From Chemical Plants" states,

> More than a decade after 9/11, thousands of facilities that produce, store or use highly toxic chemicals remain vulnerable to a terrorist attack or accident that could kill or injure hundreds of thousands of people living downwind of an explosion. A Congressional Research Service report identifies 483 facilities in 43 states where a chemical disaster would put 100,000 or more people at risk." (Attached hereto as Exhibit D)

The Supporting Statement of the Proposal also cites recommendations by the US Chemical Safety Board (CSB) in regards to the Texas City refinery explosion (then operated by BP but currently owned and operated by MPC). http://www.csb.gov/bp-america-refinery-explosion/

The CSB is an independent federal agency charged with investigating industrial chemical accidents. The CSB conducts root cause investigations of chemical accidents at fixed industrial facilities. Root causes are usually deficiencies in safety management systems, but can be any factor that would have prevented the accident if that factor had not occurred. Other accident causes often involve equipment failures, human errors, unforeseen chemical reactions or other hazards.

A review of the CSB's website confirms the scale and severity of many industrial accidents that occur in our nation on a yearly basis. In fact, the mere existence of the CSB gives an indication that our society and the laws that govern us deem Refinery Chemical Facility Safety and Security to be a significant policy issue.

Conclusion

Marathon Petroleum has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(j). A review of the Company's filings with the SEC and its website demonstrate that it is still lacking on key elements of the Proposal, namely, a report describing the staffing levels, inspection and maintenance of facilities and other equipment.

In addition, health and safety matters at corporations such as Marathon Petroleum are critical policy issues followed closely by many stakeholders. Due to the intense oversight by government agencies such as OSHA, MSHA, CSB, SEC and the Department of Homeland Security, among others and the public's vigilance and perceptions of refining facilities in general, the Proponent contends this is a significant policy issue for shareholders. An instant is all it takes to change a corporation's reputation and most accidents happen in an instant.

The Proponents encourage you to not allow Marathon Petroleum to exclude the proposal pursuant to Rule 14a-8(i)(10).

Please call me at 412-562-6968 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company attorney.

Sincerely,

Shawn Gilchrist
USW Strategic Campaigns Department

EXHIBIT A

EXXONMOBIL 2015 CITIZENSHIP REPORT

Pages 31 through 32 redacted for the following reasons:
- -

Copyrighted Material Omitted

EXHIBIT B

PRESIDENT OBAMA: EXECUTIVE ORDER 13650

IMPROVING CHEMICAL FACILITY SAFETY AND SECURITY

The White House

Office of the Press Secretary

For Immediate Release August 01, 2013

Executive Order -- Improving Chemical Facility Safety and Security

EXECUTIVE ORDER

\- - - - - - -

IMPROVING CHEMICAL FACILITY SAFETY AND SECURITY

By the authority vested in me as President by the Constitution and the laws of the United States of America, it is hereby ordered as follows:

Section 1. Purpose. Chemicals, and the facilities where they are manufactured, stored, distributed, and used, are essential to today's economy. Past and recent tragedies have reminded us, however, that the handling and storage of chemicals are not without risk. The Federal Government has developed and implemented numerous programs aimed at reducing the safety risks and security risks associated with hazardous chemicals. However, additional measures can be taken by executive departments and agencies (agencies) with regulatory authority to further improve chemical facility safety and security in coordination with owners and operators.

Sec. 2. Establishment of the Chemical Facility Safety and Security Working Group. (a) There is established a Chemical Facility Safety and Security Working Group (Working Group) co-chaired by the Secretary of Homeland Security, the Administrator of the Environmental Protection Agency (EPA), and the Secretary of Labor or their designated representatives at the Assistant Secretary level or higher. In addition, the Working Group shall consist of the head of each of the following agencies or their designated representatives at the Assistant Secretary level or higher:

(i) the Department of Justice;

(ii) the Department of Agriculture; and

(iii) the Department of Transportation.

(b) In carrying out its responsibilities under this order, the Working Group shall consult with representatives from:

(i) the Council on Environmental Quality;

(ii) the National Security Staff;

(iii) the Domestic Policy Council;

(iv) the Office of Science and Technology Policy;

(v) the Office of Management and Budget (OMB);

(vi) the White House Office of Cabinet Affairs; and

(vii) such other agencies and offices as the President may designate.

(c) The Working Group shall meet no less than quarterly to discuss the status of efforts to implement this order. The Working Group is encouraged to invite other affected agencies, such as the Nuclear Regulatory Commission, to attend these meetings as appropriate. Additionally, the Working Group shall provide, within 270 days of the date of this order, a status report to the President through the Chair of the Council on Environmental Quality and the Assistant to the President for Homeland Security and Counterterrorism.

Sec. 3. Improving Operational Coordination with State, Local, and Tribal Partners. (a) Within 135 days of the date of this order, the Working Group shall develop a plan to support and further enable efforts by State regulators, State, local, and tribal emergency responders, chemical facility owners and operators, and local and tribal communities to work together to improve chemical facility safety and security. In developing this plan, the Working Group shall:

(i) identify ways to improve coordination among the Federal Government, first responders, and State, local, and tribal entities;

(ii) take into account the capabilities, limitations, and needs of the first responder community;

(iii) identify ways to ensure that State homeland security advisors, State Emergency Response Commissions (SERCs), Tribal Emergency Response Commissions (TERCs), Local Emergency Planning Committees (LEPCs), Tribal Emergency Planning Committees (TEPCs), State regulators, and first responders have ready access to key information in a useable format, including by thoroughly reviewing categories of chemicals for which information is provided to first responders and the manner in which it is made available, so as to prevent, prepare for, and respond to chemical incidents;

(iv) identify areas, in collaboration with State, local, and tribal governments and private sector partners, where joint collaborative programs can be developed or enhanced, including by better integrating existing authorities, jurisdictional responsibilities, and regulatory programs in order to achieve a more comprehensive engagement on chemical risk management;

(v) identify opportunities and mechanisms to improve response procedures and to enhance information sharing and collaborative planning between chemical facility owners and operators, TEPCs, LEPCs, and first responders;

(vi) working with the National Response Team (NRT) and Regional Response Teams (RRTs), identify means for Federal technical assistance to support developing, implementing, exercising, and revising State, local, and tribal emergency contingency plans, including improved training; and

(vii) examine opportunities to improve public access to information about chemical facility risks consistent with national security needs and appropriate protection of confidential business information.

(b) Within 90 days of the date of this order, the Attorney General, through the head of the Bureau of Alcohol, Tobacco, Firearms and Explosives (ATF), shall assess the feasibility of sharing data related to the storage of explosive materials with SERCs, TEPCs, and LEPCs.

(c) Within 90 days of the date of this order, the Secretary of Homeland Security shall assess the feasibility of sharing Chemical Facility Anti-Terrorism Standards (CFATS) data with SERCs, TEPCs, and LEPCs on a categorical basis.

Sec. 4. Enhanced Federal Coordination. In order to enhance Federal coordination regarding chemical facility safety and security:

(a) Within 45 days of the date of this order, the Working Group shall deploy a pilot program, involving the EPA, Department of Labor, Department of Homeland Security, and any other appropriate agency, to validate best practices and to test innovative methods for Federal interagency collaboration regarding chemical facility safety and security. The pilot program shall operate in at least one region and shall integrate regional Federal, State, local, and tribal assets, where appropriate. The pilot program shall include innovative and effective methods of collecting, storing, and using facility information, stakeholder outreach, inspection planning, and, as appropriate, joint inspection efforts. The Working Group shall take into account the results of the pilot program in developing integrated standard operating procedures pursuant to subsection (b) of this section.

(b) Within 270 days of the date of this order, the Working Group shall create comprehensive and integrated standard operating procedures for a unified Federal approach for identifying and responding to risks in chemical facilities (including during pre-inspection, inspection execution, post-inspection, and post-accident investigation activities), incident reporting and response procedures, enforcement, and collection, storage, and use of facility information. This effort shall reflect best practices and shall include agency-to-agency referrals and joint inspection procedures where possible and appropriate, as well as consultation with the Federal Emergency Management Agency on post-accident response activities.

(c) Within 90 days of the date of this order, the Working Group shall consult with the Chemical Safety Board (CSB) and determine what, if any, changes are required to existing memorandums of understanding (MOUs) and processes between EPA and CSB, ATF and CSB, and the Occupational Safety and Health Administration and CSB for timely and full disclosure of information. To the extent appropriate, the Working Group may develop a single model MOU with CSB in lieu of existing agreements.

Sec. 5. Enhanced Information Collection and Sharing. In order to enhance information collection by and sharing across agencies to support more informed decisionmaking, streamline reporting requirements, and reduce duplicative efforts:

(a) Within 90 days of the date of this order, the Working Group shall develop an analysis, including recommendations, on the potential to improve information collection by and sharing between agencies to help identify chemical facilities which may not have provided all required information or may be non-compliant with Federal requirements to ensure chemical facility safety. This analysis should consider ongoing data-sharing efforts, other federally collected information, and chemical facility reporting among agencies (including information shared with State, local, and tribal governments).

(b) Within 180 days of the date of this order, the Working Group shall produce a proposal for a coordinated, flexible data-sharing process which can be utilized to track data submitted to agencies for federally regulated chemical facilities, including locations, chemicals, regulated entities, previous infractions, and other relevant information. The proposal shall allow for the sharing of information with and by State, local, and tribal entities where possible, consistent with section 3 of this order, and shall address computer-based and non-computer-based means for improving the process in the short-term, if they exist.

(c) Within 180 days of the date of this order, the Working Group shall identify and recommend possible changes to streamline and otherwise improve data collection to meet the needs of the public and Federal, State, local, and tribal agencies (including those charged with protecting workers and the public), consistent with the Paperwork Reduction Act and other relevant authorities, including opportunities to lessen the reporting burden on regulated industries. To the extent feasible, efforts shall minimize the duplicative collection of information while ensuring that pertinent information is shared with all key entities.

Sec. 6. Policy, Regulation, and Standards Modernization. (a) In order to enhance safety and security in chemical facilities by modernizing key policies, regulations, and standards, the Working Group shall:

(i) within 90 days of the date of this order, develop options for improved chemical facility safety and security that identifies improvements to existing risk management practices through agency programs, private sector initiatives, Government guidance, outreach, standards, and regulations;

(ii) within 90 days of developing the options described in subsection (a)(i) of this section, engage key stakeholders to discuss the options and other means to improve chemical risk management that may be available; and

(iii) within 90 days of completing the outreach and consultation effort described in subsection (a)(ii) of this section, develop a plan for implementing practical and effective improvements to chemical risk management identified pursuant to subsections (a)(i) and (ii) of this section.

(b) Within 90 days of the date of this order, the Secretary of Homeland Security, the Secretary of Labor, and the Secretary of Agriculture shall develop a list of potential regulatory and legislative proposals to improve the safe and secure storage, handling, and sale of ammonium nitrate and identify ways in which ammonium nitrate safety and security can be enhanced under existing authorities.

(c) Within 90 days of the date of this order, the Administrator of EPA and the Secretary of Labor shall review the chemical hazards covered by the Risk Management Program (RMP) and the Process Safety Management Standard (PSM) and determine if the RMP or PSM can and should be expanded to address additional regulated substances and types of hazards. In addition, the EPA and the Department of Labor shall develop a plan, including a timeline and resource requirements, to expand, implement, and enforce the RMP and PSM in a manner that addresses the additional regulated substances and types of hazards.

(d) Within 90 days of the date of this order, the Secretary of Homeland Security shall identify a list of chemicals, including poisons and reactive substances, that should be considered for addition to the CFATS Chemicals of Interest list.

(e) Within 90 days of the date of this order, the Secretary of Labor shall:

(i) identify any changes that need to be made in the retail and commercial grade exemptions in the PSM Standard; and

(ii) issue a Request for Information designed to identify issues related to modernization of the PSM Standard and related standards necessary to meet the goal of preventing major chemical accidents.

Sec. 7. Identification of Best Practices. The Working Group shall convene stakeholders, including chemical producers, chemical storage companies, agricultural supply companies, State and local regulators, chemical critical infrastructure owners and operators, first responders, labor organizations representing affected workers, environmental and community groups, and consensus standards organizations, in order to identify and share successes to date and best practices to reduce safety risks and security risks in the production and storage of potentially harmful chemicals, including through the use of safer alternatives, adoption of best practices, and potential public-private partnerships.

Sec. 8. General Provisions. (a) This order shall be implemented consistent with applicable law, including international trade obligations, and subject to the availability of appropriations.

(b) Nothing in this order shall be construed to impair or otherwise affect:

(i) the authority granted by law to a department, agency, or the head thereof; or

(ii) the functions of the Director of OMB relating to budgetary, administrative, or legislative proposals.

(c) This order is not intended to, and does not, create any right or benefit, substantive or procedural, enforceable at law or in equity by any party against the United States, its departments, agencies, or entities, its officers, employees, or agents, or any other person.

BARACK OBAMA

THE WHITE HOUSE,
August 1, 2013.

EXHIBIT C

DEPARTMENT OF HOMELAND SECURITY: SECTION 550

CHEMICAL FACILITIES ANTI-TERRORISM STANDARDS (CFATS)

Chemical Facility Anti-Terrorism Standards (CFATS) Covered Chemical Facilities

Section 550 of the DHS Appropriations Act of 2007 grants the Department the authority to regulate chemical facilities that "present high levels of security risk." Under this authority, in April 2007, the Department promulgated the Chemical Facilities Anti-Terrorism Standards (/chemical-facility-anti-terrorism-standards) (CFATS) regulation.

Expand All Sections (#)

Facilities Affected (#)

Facilities that may be required to comply with at least some provisions of the CFATS regulation will largely fall into the following categories:

- Chemical manufacturing, storage and distribution;
- Energy and utilities;
- Agriculture and food;
- Paints and coatings;
- Explosives;
- Mining;

- Electronics;
- Plastics; and
- Healthcare.

UPDATE: Earlier this year, the Department of Homeland Security (DHS) temporarily suspended (https://federalregister.gov/a/2016-16776) the requirement to submit Chemical Facility Anti-Terrorism Standards Top-Screens (/csat-top-screen) and Security Vulnerability Assessments (SVA) (/csat-security-vulnerability-assessment) in order to allow for a phased rollout of the new Chemical Security Assessment Tool (CSAT 2.0) (/chemical-security-assessment-tool) surveys and enhanced risk tiering methodology (/cfats-tiering-methodology) . **On October 1, 2016, the requirement to submit Top-Screens was reinstated**. Chemical facilities of interest that have not previously submitted a Top-Screen, but which have come into possession of reportable amounts of COI, must submit a Top-Screen within 60 days. Additionally, in the coming months, DHS will be reaching out directly to CFATS chemical facilities that have previously submitted Top-Screens to DHS and require that they submit a new Top-Screen (/csat-top-screen) using CSAT 2.0 (/chemical-security-assessment-tool) . However, facilities may choose to proactively resubmit a Top-Screen once the new tool is available and prior to receiving the individual notification.

To determine which chemical facilities meet the CFATS criteria for high-risk chemical facilities, the Department developed the Chemical Security Assessment Tool (/chemical-security-assessment-tool) (CSAT) Top-Screen (/csat-top-screen) , an easy-to-use on-line questionnaire that must be completed by facilities that possessed any chemical on the CFATS Appendix A: DHS Chemicals of Interest List (/publication/cfats-coi-list) at or above the listed Screening Threshold Quantity (STQ) for each chemical on the day Appendix A (/how-appendix-chemicals-interest-was-developed) was published (November 20, 2007).

In addition, any facility that comes into possession of any listed chemical of interest at or above the applicable Screening Threshold Quantity after November 20, 2007, must complete and submit a Top-Screen.

The Department may also notify facilities—either directly or through a *Federal Register* notice—that they need to complete and submit a Top-Screen.

For more information about the CFATS program, please contact CFATS@hq.dhs.gov (mailto:CFATS@hq.dhs.gov) .

Facility Exemptions (#)

CFATS Tip Line (#)

Last Published Date: October 3, 2016

EXHIBIT D

NEW YORK TIMES

THE RISK FROM CHEMICAL PLANTS: MAY 3, 2012

Pages 31 through 32 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL

Conclusion

The Company believes that the Proposal may be omitted in its entirety from the Company's 2017 proxy materials under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2017 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-3271 or by email at mrbenson@marathonpetroleum.com.

Sincerely,

Molly R. Benson

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

cc: United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Exhibit A

Proposal and Morgan Stanley Letter

See attached.

UNITED STEELWORKERS
USW
UNITY AND STRENGTH FOR WORKERS
Stan Johnson
International Secretary-Treasurer

November 14, 2016

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 256 shares of Marathon Petroleum Corporation common stock, I write to give notice that pursuant to the 2016 proxy statement of Marathon Petroleum Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is attached. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stan Johnson
USW Secretary-Treasurer

Attachment

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union
60 Boulevard of the Allies, Pittsburgh, PA 15222 • 412-562-2325 • 412-562-2317 (Fax) • www.usw.org

Morgan Stanley

Wealth Management
1603 Carmody Court
Sewickley, PA 15143
tel 724 933 1484

November 14, 2016

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owners of Marathon Petroleum Company (MPC) common stock. As of November 14, 2016, the date the proposal was submitted, USW held, and has held continuously for at least one year, 256 shares of MPC common stock.

The common stock, symbol: MPC, CUSIP 56585A102, is held in Morgan Stanley custody account ***FISMA & OMB Memorandum M-07-16*** Morgan Stanley is a member of DTC and its participant number is 015. Graystone Consulting is a division of Morgan Stanley.

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,

Greg Simakas

Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

RESOLVED: Shareholders of Marathon Petroleum Company (the "Company") urge the Board of Directors to report by the 2018 annual meeting, at reasonable cost and excluding proprietary and personal information, on the steps Marathon Petroleum has taken to reduce the risk of accidents. The report should describe the Board's oversight of Process Safety Management, staffing levels, inspection and maintenance of facilities and other equipment.

Supporting Statement:

On September 12, 2016, Marathon Petroleum's Galveston Bay Refinery unit had an industrial accident when scaffolding collapsed at a dock in the port of Texas City, TX. A worker drowned when he was unable to disengage from the scaffold. While the worker was employed as a contractor for a different company, any accident or fatality at Marathon Petroleum needs to be treated with grave concern. Potential fines for violations have not yet been levied by the Occupational Safety and Health Administration (OSHA).

On March 23, 2005 at the BP PLC refinery in Texas City, Texas an accident involving a leak, explosion and fire killed 15 contract workers and resulted in over 4,100 claims to be filed by workers, contractors and the community. Our company purchased the assets of the Texas City refinery from BP in 2013.

The financial fallout from the accident was also devastating. BP paid a $21.3 million fine in 2005 to OSHA. In February 2009, the US Environmental Protection Agency (EPA) ruled BP must spend more than $180 million on pollution controls, better maintenance and monitoring, and improved internal management practices to resolve Clean Air Act violations. BP also paid a $50 million fine to the U.S. Justice Department to resolve criminal charges from the blast.

The fines levied against BP are separate and apart from the civil claims that arose from the March 2005 explosion, which cost the company more than $2 billion to settle.

In its 2007 final investigation report on the BP Texas City refinery explosion, the Chemical Safety and Hazard Investigation Board recommended the oil sector focus on two vital, universal standards:

> The first standard calls for nationwide public reporting of fires, explosions, environmental releases and other similar incidents. The second standard would set fatigue prevention guidelines that, at a minimum, limit hours and days of work and address shift work.

In 2008, OSHA, as a result of the Texas City findings, initiated the National Emphasis Program targeting oil refineries. OSHA said "its inspection teams were repeatedly seeing the same problems at the refineries" it inspected and sent letters to managers at more than 100 refineries urging them to comply with the Process Safety Management (PSM) standard.

We recognize our company participates in the oil-refining sector trade industry group and that group states its members: "are committed to protecting the environment, and the health and safety of all those who share it." The threat of another catastrophic event, however, is a significant and material risk for shareholders, which requires a higher level of transparency than currently exists.

Exhibit B

2015 and 2016 Citizenship Reports and PSM Description

See attached.

Marathon Petroleum Corporation

2015 CITIZENSHIP REPORT



FROM THE PRESIDENT AND CEO

Fellow shareholders, friends and neighbors,

Marathon Petroleum Corporation (MPC) helps make our communities and our nation stronger. We're a manufacturing company that provides well-paying jobs, our manufacturing plants are located in the U.S., and the products we make are produced with over 80 percent North American crude oil.

We are actively engaged in improving the communities where we do business, and we voluntarily participate in initiatives that take our health, safety, environmental, governance and other performances well beyond minimum requirements. We advocate on behalf of our industry and the interests of our customers, and we're transparent about our political engagement.

Our commercial success and service to society are inextricably related. Our profitability contributes to the prosperity of shareholders across the nation, including retirees and pension funds, among others.

Fueling opportunity: MPC's employees work to manufacture, transport and sell the fuels and other petroleum products that make life better for tens of millions of people in the U.S. and around the world. Our products unlock opportunity for people in all walks of life by making transportation and commerce possible on a massive scale. Our manufacturing facilities, offices and other work locations provide thousands of well-paying jobs, and our extensive network of Speedway convenience stores provide employees with opportunities to gain valuable skills and long-term career prospects in a successful, technology-oriented retail environment.

Helping neighbors: Our company is actively engaged in the communities where we do business. We take a grassroots approach to our community involvement – one that is driven by our employees who live in and near the communities where we work. Every community has unique needs, and nobody knows a community better than the people who live there. Our employees volunteer their time, their resources and their expertise accordingly, and MPC is proud to support their efforts. We match charitable contributions, donate to nonprofits for which employees volunteer, and more. Our employees also help to determine how MPC's financial contributions to communities are allocated. The end result is that we contribute where, when and how it is most needed.

Protecting people: We take an uncompromising approach to the safety of our employees and neighbors. At our facilities – whether it's refineries, pipelines or terminals – employees are empowered to shut down operations if they believe there is a potential safety hazard. We constantly work to reduce our incident rate, and we won't stop until every employee and contractor goes home just as safe and healthy at the end of every shift as when they arrived.

Protecting the environment: We manufacture the fuels that millions of people rely on every day, and we work toward accomplishing this critical work with an ever-smaller environmental footprint. As an example, at the six refineries we owned from 2002 through 2014, we increased gross throughputs by almost 40 percent. But during that same period, our greenhouse gas emissions – a measure of energy efficiency – increased by only 8 percent. In short: we are doing more with less.

We make enormous contributions to society, and I'm proud to present this Citizenship Report to detail some of our important accomplishments and progress.

Sincerely,

Gary R. Heminger
President and Chief Executive Officer




Continual Improvement
PLAN
DO
CHECK
ADJUST

Sabrina Wilkin
Corporate Responsible Care® Coordinator

MANAGING FOR CONTINUAL IMPROVEMENT

RESPONSIBLE CARE® EMBODIES OUR COMMITMENT TO CONTINUAL IMPROVEMENT

"Marathon Petroleum Corporation is the only petroleum refiner in the U.S. that has chosen to adhere to the rigorous requirements of Responsible Care," says Sabrina Wilkin, MPC's Responsible Care coordinator. "Throughout our more than 125-year history, we have had a strong commitment to improving our health, environment, safety, security and community involvement, and this has given us a comprehensive management system to help further that."

Responsible Care is the American Chemistry Council's global certification initiative that helps MPC achieve repeatable, effective and sustainable processes. Since joining Responsible Care in 2002, we have reduced our Occupational Safety and Health Administration (OSHA) recordable injury rate by more than 75 percent and also reduced waste-generation and emissions significantly.*

A key part of the Responsible Care Management System is mandatory certification by an independent, accredited auditor. All companies taking part in Responsible Care in the U.S. undergo headquarters and facility audits to ensure they have structures and systems in place to measure, manage and verify their performance.

"As the Corporate Responsible Care coordinator, I have the opportunity to see how the management system works corporation-wide," says Wilkin. "Responsible Care isn't a program imposed on our day-to-day activities – it's completely integrated into everything we do, from the earliest planning stages to the most mature projects and processes."

**This includes six of MPC's seven refineries; we exclude the Galveston Bay refinery and Cincinnati Renewable Fuels from this total, as they are newly acquired and are working toward Responsible Care certification.*

Responsible Care Guiding Principles

- To lead in ethical ways that increasingly benefit society, the economy and the environment
- To design and develop products that can be manufactured, transported, used and disposed of or recycled safely
- To work with customers, carriers, suppliers, distributors and contractors to foster the safe and secure use, transport and disposal of chemicals and provide hazard and risk information that can be accessed and applied in their operations and products
- To design and operate facilities in a safe, secure and environmentally sound manner
- To instill a culture throughout all levels of the organizations to continually identify, reduce and manage process safety risks
- To promote pollution prevention, minimization of waste and conservation of energy and other critical resources at every stage of products' life cycles
- To cooperate with governments at all levels and organizations in the development of effective and efficient safety, health, environmental and security laws, regulations and standards
- To support education and research on the health, safety, environmental effects and security of products and processes
- To communicate product, service and process risks to stakeholders and listen to and consider their perspectives
- To make continual progress toward a goal of no accidents, injuries or harm to human health and the environment from products and operations, and openly report health, safety, environmental and security performance
- To seek continual improvement in the integrated Responsible Care Management System to address environmental, health, safety and security performance
- To promote Responsible Care by encouraging and assisting other companies to adhere to these guiding principles

PROCESS SAFETY IS CRITICAL TO PROTECTING WORKERS AND COMMUNITIES

In simplest terms, process safety means that our pipes, tanks, processing units, valves and other hardware all work as intended – keeping hazardous substances where they belong, at the right temperatures and being handled the right way. Of course, for that to work, the controls we have in place must all function properly too – maintenance plans, equipment testing, alarms, monitoring systems and the procedures people use as they work with these components.

"There isn't a single moment of any day or night that we aren't focusing on process safety," says Jim Nelson, MPC's Refining Process Safety manager. "It's absolutely fundamental – we construct, maintain and operate our facilities with the constant awareness that process safety events can have dire consequences."

That awareness spurs a companywide commitment to share information about process safety events. Whenever process safety events take place at an MPC facility, a detailed investigation and analysis are conducted, and the results are shared throughout the company by publishing a Process Safety Advisory (PSA). "PSAs are part of our effort to ensure that all of our employees – from management to operators – are equipped with information that can help us avoid conditions that have led to process safety events in the past," says Nelson.

This commitment to share process safety lessons is also a characteristic of our industry as a whole. As we produce the fuels and other refined products that make people's lives better, refiners and petrochemical manufacturers want all workers to be safe, whether at our own companies or elsewhere in our industry. That's why we – MPC and others – share process safety event findings with other companies through the American Fuel and Petrochemical Manufacturers, an industry association.

Our strong, companywide emphasis on process safety protects employees, contractors and the communities where our facilities operate. We not only adhere to rigid standards to avoid process safety events, but we empower our employees to shut down operations, without having to check with a supervisor, when they feel there is a process safety risk. At our union and non-union plants, we investigate incidents – including near-misses – with teams of employees that include both hourly and salaried personnel.

"Whether it's the safety of our people, the safety of communities or the integrity of our operations, process safety is one of the most critical aspects of Marathon Petroleum's day-to-day work," Nelson says. "I'm proud to work for a company that places such an emphasis on this, not just internally, but among our colleagues in the industry as well."



Refining Process Safety Manager Jim Nelson holds an on-site meeting with Health, Environment and Safety Professional Cindy Budrick at MPC's Detroit refinery



Employees at MPC's refinery
in Texas City, Texas

HEALTH & SAFETY

WE PROTECT OUR PEOPLE THROUGH ALL-ENCOMPASSING SAFETY PROGRAMS

Manufacturing, transporting and marketing the fuels and other petroleum products that millions of people rely on every day requires constant vigilance. The feedstocks we use, and the products we make from those feedstocks, can pose multiple hazards if handled improperly. After being in the petroleum business for 128 years, we have a very strong set of processes and procedures that enable us to conduct our important work safely. But our vision is to have zero injuries, so we are constantly looking for ways to improve.

From a cultural standpoint, health and safety permeates every facet of our operations. Whether it's at one of our refineries, pipeline facilities or fuels terminals; on one of our marine vessels or transport trucks; or in a control room or office building, we emphasize safety first and foremost.

To be clear, there is no business objective that supersedes the safety of our employees and contractors.

Toward achieving our vision of zero injuries, we implement behavior-based safety programs throughout our operations. Safety 1 is one such program, implemented companywide. In the past, our employees took personal responsibility for themselves, but were sometimes reluctant to correct each other if they saw potentially unsafe behaviors. Safety 1 addresses this by providing specific guidance on peer-to-peer communications – not just how to communicate safety advice to a co-worker, but how to receive such advice. "Permission and Pledge" is a central component of Safety 1 – employees give others permission to correct them if they ever see them working unsafely, and pledge to do the same for others if need be.

In 2014, MPC's Texas City, Texas, refinery joined its sister refineries in Robinson, Ill.; Detroit, Mich.; and Canton, Ohio, in being accredited by the Cambridge Center for Behavioral Studies, using well-defined standards of evidence-based practice. Since 2003, the four refineries have been accredited or reaccredited 25 times. The accreditation process involves an extensive application and an on-site visit, during which auditors review the program, verify data, and interview employees and management. Receiving accreditation places the behavior-based safety programs at these MPC facilities among the top 1 percent of all behavior-based safety programs practiced throughout the world.

MPC also participates in the federal Occupational Safety and Health Administration (OSHA) Voluntary Protection Program (VPP). The VPP requires a rigorous application and inspection process, resulting in three levels of designation: Demonstration, Merit and Star Status. The highest level of designation is Star Status, which eight MPC facilities have earned. Five MPC facilities have submitted their applications and are awaiting a VPP audit or are actively working toward VPP Star Site designation, and five more MPC sites plan to submit VPP applications to OSHA this year.

"MPC's vision of zero injuries is ambitious, which is why for years we have gone above and beyond minimum safety requirements," says Keith Robson, MPC's corporate manager of Safety, Security and Emergency Preparedness. "We work every day to identify ways of achieving that vision."

WE ARE IMPLEMENTING NEW PRODUCT SAFETY STANDARDS

In the U.S., we've been using petroleum products widely for about 150 years. All these years of experience give MPC a head start when it comes to product safety; it would be difficult to find anyone who isn't already familiar with the common hazards associated with gasoline, diesel or kerosene. To help our customers and the public with these basics, MPC routinely distributes or makes available precautionary handling fact sheets called "Safety Data Sheets" (SDSs) for our products. In an effort to be fully transparent, MPC has also placed SDSs for every finished product we manufacture on our website: http://www.marathonpetroleum.com/brand/products/sds/

But we won't simply assume that the product safety measures we've employed in the past can't be enhanced. "Part of being an American Chemistry Council Responsible Care® company is going the extra mile in the name of product stewardship, and adopting the new Product Safety Code's management practices is along that extra mile," says Dr. Rudy Breglia, MPC's manager of Toxicology and Product Safety. Adopting the management practices, Breglia added, demonstrates that doing business the right way is vitally important to MPC, and to anyone who handles or uses our products.

The Product Safety Code goes beyond regulatory requirements to reassure consumers that the chemical industry makes products that are safe for their intended uses, understands its responsibility and considers health, safety and environmental stewardship top priorities. We recognize that while people need and want our products, everyone also wants to feel safe when using them.

Breglia notes that implementing the new Product Safety Code is a complex process, requiring 11 management practices to be put in place. By the end of 2014, MPC President and CEO Gary R. Heminger signed the Responsible Care Product Safety Code attestation statement noting that the company had implemented the first three practices:

- Leadership commitment: Our company leadership is committed to a culture of product safety in word, policy and deed.
- Accountability and management: We have clearly established accountability for product safety, and these practices are integral to the way we operate.
- Prioritization of products: We use a risk-based process to consider available hazard, exposure and intended use information to rank products in need of further evaluation.

As a company that is ultimately responsible for meeting its consumers' needs, Breglia emphasizes that an increased focus on product safety – and management practices to ensure a sound approach – will strengthen MPC's commitment to safeguard our employees, facilities, neighbors and the consumers we serve.


Regulatory Toxicology and Pharmacology
Hazardous Materials
Casarett & Doull's
TOXICOLOGY
The Basic Science of Poisons

Dr. Rudolph Breglia
Manager of Toxicology and Product Safety

HEALTH & SAFETY Metrics

We are uncompromising in our approach to health and safety, and to our vision: that every day is accident-free, and every employee and contractor at our facilities goes home injury-free. Health and safety are therefore built into our daily work, whether it's in office buildings, at refineries and terminals, on marine vessels or in vehicles.

Health and safety are important to our success as a company; if our employees and contractors are not safe, then other measures of success lose their meaning. We track the metrics reported in this section as a matter of accountability to our employees and contractors and to the communities in which we live. We want you to know how we're doing.

For more information about any of the terms on this page, please see the Glossary on Page 53

MPC SAFETY*



2010
2011
2012
2013
2014
MPC OSHA Recordable Incident Rate
MPC Days Away Rate

*Includes contractors; excludes Speedway

The OSHA Recordable Incident Rate represents the number of incidents per 200,000 hours of work. The Days Away Rate represents injuries that caused at least one missed day of work, also per 200,000 hours of work.

MPC SAFETY PERFORMANCE INDEX (MSPI)*



2012
2013
2014

*The MSPI is a safety metric similar to the OSHA Recordable Incident Rate and Days Away Rate metrics reported in this section, but is weighted for severity. 2012 was the first year that the MSPI was used as one of the criteria to determine a portion of employee compensation.

As MPC grows, we work to ensure every aspect of our business performs to our high safety standards and continually improves. Our target remains continual improvement in health and safety.

SPEEDWAY SAFETY*



2010
2011
2012
2013
2014
Speedway OSHA Recordable Incident Rate
Speedway Days Away Rate

*Excludes contractors

The OSHA Recordable Incident Rate represents the number of incidents per 200,000 hours of work. The Days Away Rate represents injuries that caused at least one missed day of work, also per 200,000 hours of work.

FATALITIES



2010
2011
2012
2013
2014
MPC* (excluding Speedway)
Speedway (excluding contractors)

*Includes employees and contractors

TIER 1 PROCESS SAFETY EVENTS (PSEs)*



2010
2011
2012
2013
2014
Galveston Bay refinery, acquired Feb. 1, 2013

*Prior year PSEs have been recalculated to comply with current standards and to exclude assets no longer owned by MPC, including a refinery in St. Paul Park, Minn., which MPC sold in 2010. These PSEs do not include Speedway.

We work to continually reduce process safety events as our operations expand. Please see Page 17 for details on our process safety management program.

ENVIRONMENTAL STEWARDSHIP Metrics

CRITERIA AIR POLLUTANT EMISSIONS

Thousand tons



2010
2011
2012
2013
2014
Galveston Bay refinery, acquired Feb. 1, 2013
Total refinery throughputs (million barrels per year)

Six air pollutants are designated as criteria pollutants by the Clean Air Act. They include: particulate matter (PM), ground-level ozone, carbon monoxide (CO), sulfur dioxide (SO_2), nitrogen dioxide (NO_2) and lead. Volatile organic compounds (VOCs) are a precursor to ground-level ozone, and as such are regulated by the EPA. MPC operations typically emit and report on SO_x, NO_x, VOCs, CO and PM. Refining throughputs are included to show the relative decline in our companywide emissions intensity. See Pages 24 and 25 for additional details.

GREENHOUSE GAS (GHG) EMISSIONS

Million tonnes CO_2e



2010
2011
2012
2013
2014
Direct emissions(a)
Indirect emissions(b)
Total refinery throughputs (million barrels per year)
Galveston Bay refinery, acquired Feb. 1, 2013

(a) Direct emissions are those associated with the combustion of hydrocarbons, venting sources and fugitive sources within MPC-operated facilities.
(b) Indirect emissions are primarily those associated with the use of purchased electricity and steam at MPC facilities.

The GHG emissions shown in this chart differ slightly from those reported in this publication in prior years due to recalculations we have done to make the figures more accurate. These are the figures we have reported to the EPA. Refining throughputs are included to show the relative decline in our companywide emissions intensity. See Pages 24 and 25 for additional details.

TOXIC RELEASE INVENTORY (TRI)

Million pounds



2010
2011
2012
2013
2014
NA*
Galveston Bay refinery, acquired Feb. 1, 2013

*2014 data is not available, due to the timing of required regulatory reporting.

Because the EPA periodically changes the substances that must be reported in the Toxic Release Inventory, it is difficult to compare one year to the next in an entirely consistent fashion. Other factors affecting the TRI include MPC's crude oil throughput, production volumes, continuing expansions and revised reporting methodologies.

WASTE GENERATION*

Thousand tons



2010
2011
2012
2013
2014
Non-hazardous, non-recycled waste
Waste recycled
Hazardous, non-recycled waste
Galveston Bay refinery, acquired Feb. 1, 2013

*Waste numbers do not include general waste from retail locations.

ENERGY USE

Trillion Btu



2010
2011
2012
2013
2014
Galveston Bay refinery, acquired Feb. 1, 2013

The Galveston Bay refinery, which we acquired Feb. 1, 2013, used 119 trillion Btu in 2014. Included in this total is a natural gas co-generation plant that provides the refinery with all of its electricity and steam needs. Surplus electricity is sold into the electrical grid for the region.

OIL SPILLS



2010
2011
2012
2013
2014
Volume of spills - barrels
Number of spills

TIER 3 AND TIER 4 DESIGNATED ENVIRONMENTAL INCIDENTS (DEIs)*



2010
2011
2012
2013
2014
Galveston Bay refinery, acquired Feb. 1, 2013

*DEIs include three categories of environmental incidents: releases to the environment (air, land or water), environmental permit exceedances and agency enforcement actions. These include both MPC and Speedway. Tier 3 and 4 DEIs are the most severe types of DEIs.

TIER 2 DESIGNATED ENVIRONMENTAL INCIDENTS (DEIs)*



2010
2011
2012
2013
2014
Galveston Bay refinery, acquired Feb. 1, 2013

*DEIs include three categories of environmental incidents: releases to the environment (air, land or water), environmental permit exceedances and agency enforcement actions. These include both MPC and Speedway.

Tier 2 DEIs are less severe than Tier 3 and 4 DEIs. We report them here because we consider them a leading indicator that helps us to identify potential problems before they occur. Some of the amounts shown in this chart are more than those reported in this publication in prior years due to recalculations we have done to make the figures more accurate.

For more information about any of the terms on this page, please see the Glossary on Page 53

Marathon Petroleum Corporation

CITIZENSHIP REPORT



2016

FROM THE CHAIRMAN, PRESIDENT AND CEO

FELLOW EMPLOYEES, NEIGHBORS AND SHAREHOLDERS,

Our approach to business sets us apart. We work under the assumption that we will be successful only if we get our health and safety, environmental stewardship, corporate citizenship, integrity, and diversity and inclusion right. This Citizenship Report provides insight into how we are performing in these critical areas.

It's worth asking how our values-based approach has worked for us. Consider a few important facts:

- We lead the refining industry in energy efficiency. Since the EPA's ENERGY STAR® Program began, Marathon Petroleum has received 33 of the 44 ENERGY STAR designations awarded to refineries. This represents 75 percent of the recognitions — a huge share, considering our refineries represent less than 10 percent of the total U.S. capacity.
- We were the first U.S. refining company to adopt the American Chemistry Council's rigorous Responsible Care® management system companywide. To this day, we are the only refiner to do so. Responsible Care gives us a structured system for continually improving our performance in health, environment, safety and security.
- We have 10 locations, including our headquarters and four of our refineries, that are certified as Star sites under the federal Occupational Safety and Health Administration's Voluntary Protection Program. This is a challenging certification that we choose to implement because it's a way for us to go well above regulatory requirements as we strive to make our workplaces ever safer.

I could say that despite the enormous investments of time and money these accomplishments have required, we are a profitable company. Instead, I would argue that these investments make us more profitable.

Marathon Petroleum Corporation traces its roots back to its founding in 1887. No company can achieve that kind of longevity without being committed to the health and safety of its employees and the communities where it operates. No business can put profits ahead of environmental stewardship and expect to succeed. No corporation can ignore the needs of its neighbors and expect to attract and retain employees, or be welcome in a community.

That our values contribute to our bottom line is unambiguous. At year-end 2015, total return on our shares was 171 percent, or 25 percent annualized, since we became an independent company in mid-2011. During that time, we earned a cumulative $13 billion in profit and returned an average of $5.7 million every day to our shareholders.

Our values are not mere words, repeated for their feel-good resonance; they are integrated into our identity as a company, and they drive our success. They require us to take concrete actions, to expend significant effort and resources. Yes, we conduct our business with uncompromising financial acumen; we rigorously evaluate our return on capital employed, monitor our debt, track our price-to-earnings ratio and optimize expenses. But our values set us apart from companies that make those metrics their sole criteria for success.

I invite you to read this Citizenship Report to learn more about what sets us apart.

Gary R. Heminger
MPC Chairman, President and Chief Executive Officer





MPC's Corporate Responsible Care® Coordinator Melissa Kinn

MANAGING FOR CONTINUAL IMPROVEMENT

WE IMPLEMENTED RESPONSIBLE CARE® IN 2002, AND IT SETS US APART

MPC is the only refiner that adheres to the rigorous requirements of Responsible Care.



Continual Improvement
PLAN
Create & Organize
DO
Communicate & Implement
CHECK
Monitor & Correct
ADJUST
Review & Revise

You might find yourself wondering why Responsible Care matters. After all, refining companies have to adhere to federal, state and local regulations when it comes to health, safety and environmental performance. And refiners also have their own processes and procedures to stay safe. But Responsible Care requires a company to go beyond minimum requirements, and to continuously improve.

Through Responsible Care, companies improve their environmental, health, safety and security performance for their facilities, processes and products. And this commitment must include their entire operating system. In MPC's case, that means Responsible Care covers our seven refineries, dozens of refined-product terminals, thousands of miles of pipelines, hundreds of barges, scores of transport trucks and much more.

A key element of the Responsible Care Management System is mandatory certification by an independent, accredited auditor. All companies taking part in Responsible Care in the U.S. undergo headquarters and facility audits to ensure they have structures and systems in place to measure, manage and verify their performance.

And the program yields results. Responsible Care companies are almost five times safer than the average of the U.S. manufacturing sector as a whole, and three times safer than the chemicals industry overall. Responsible Care companies have reduced process safety incidents by 51 percent since 1995, and from 1988 to 2014, they have reduced hazardous releases to the air, land and water by more than 74 percent.

"Responsible Care is integrated into everything we do," says Melissa Kinn, MPC's Responsible Care coordinator. "Because we have been a Responsible Care company for well over a decade, we don't consider it a program that we impose on our business. Instead, it's simply the way we operate."

RESPONSIBLE CARE®

- To lead our companies in ethical ways that increasingly benefit society, the economy and the environment.
- To design and develop products that can be manufactured, transported, used and disposed of or recycled safely.
- To work with customers, carriers, suppliers, distributors and contractors to foster the safe and secure use, transport and disposal of chemicals, and provide hazard and risk information that can be accessed and applied in their operations and products.
- To design and operate facilities in a safe, secure and environmentally sound manner.
- To instill a culture throughout all levels of the organizations to continually identify, reduce and manage process safety risks.
- To promote pollution prevention, minimization of waste and conservation of energy and other critical resources at every stage of the life cycle of our products.
- To cooperate with governments at all levels and organizations in the development of effective and efficient safety, health, environmental and security laws, regulations and standards.
- To support education and research on the health, safety, environmental effects and security of products and processes.
- To communicate product, service and process risks to stakeholders and listen to and consider their perspectives.
- To make continual progress toward a goal of no accidents, injuries or harm to human health and the environment from products and operations, and openly report health, safety, environmental and security performance.
- To seek continual improvement in the integrated Responsible Care Management System to address environmental, health, safety and security performance.
- To promote Responsible Care by encouraging and assisting other companies to adhere to these guiding principles.

HEALTH & SAFETY

WHEN IT COMES TO SAFETY, JUST COMPLYING WITH THE RULES ISN'T ENOUGH

We have an ambitious vision of no injuries, no incidents and no harm to the environment. For a manufacturing company that processes, transports and markets volatile substances, that means we never allow ourselves to be satisfied with how safe we are. We are constantly on the lookout for better ways to protect our employees, contractors and communities.

That's where our interests align with those of the Occupational Safety and Health Administration (OSHA). The federal agency's Voluntary Protection Program (VPP) gives us a structured way to avoid fatalities, injuries and illnesses.

The minimum requirement to be part of VPP is to maintain injury and illness rates below the Bureau of Labor Statistics averages for our industry. But MPC strives for much more. "Our focus is to continue moving our facilities to VPP Star status," says Keith Robson, MPC's manager of Safety, Security and Emergency Preparedness. "Star status is difficult to achieve and requires a deep commitment by everyone involved. But this is the kind of focus on safety we want."

To become a Star site under the VPP program, a facility has to apply to OSHA, and then undergo a rigorous, on-site evaluation by a team of safety and health professionals from OSHA and from other VPP sites. This evaluation team can consist of up to 20 people, depending on the size and complexity of the site, and the evaluation can take up to 10 days.

The evaluation team focuses on how engaged employees and management are in the site's safety, whether hazards are being prevented and controlled, the type of training provided to employees and contractors, and much more. This in-depth evaluation must be repeated every three to five years for a location to remain certified as a VPP Star site.

Ten MPC facilities have earned VPP Star status, and five others are in various stages of working toward the designation. It's a lot of effort for the sites involved, but Robson says it's well worth it. "VPP, and the many other safety programs and processes we use, are integrated into everything we do because safety is non-negotiable," says Robson. "There is no business objective that supersedes our health and safety commitment."

Voluntary Protection Programs
An OSHA Cooperative Program

MPC's certified VPP Star Sites

- Marathon Pipe Line facility in Clermont, Indiana
- Terminal in Speedway, Indiana
- Terminal in Columbus, Ohio
- Marketing and Transportation Engineering office in Indianapolis, Indiana
- Texas City, Texas, refinery
- Detroit, Michigan, refinery
- Marathon Pipe Line-operated Capline facility in Patoka, Illinois
- Headquarters Office Complex in Findlay, Ohio
- Robinson, Illinois, refinery
- Garyville, Louisiana, refinery



Operator Kristin Avery at the rail yard loading rack at MPC's refinery in Robinson, Illinois, a VPP Star site.

Metrics

HEALTH & SAFETY

We are uncompromising in our approach to health and safety, and to our vision: that every day is accident free, and every employee and contractor at our facilities goes home injury free. Health and safety are therefore built into our daily work, whether it's in office buildings, at refineries and terminals, on marine vessels or in vehicles.

MPC SAFETY*



0.50
0.40
0.30
0.20
0.10
0.00
0.45
0.24
0.32
0.41
0.41
0.03
0.03
0.03
0.06
0.07
2011
2012
2013
2014
2015
MPC OSHA Recordable Incident Rate
MPC Days Away Rate

*Includes contractors; excludes Speedway

The OSHA Recordable Incident Rate represents the number of incidents per 200,000 hours of work. The Days Away Rate represents injuries that caused at least one missed day of work, also per 200,000 hours of work.

MPC SAFETY PERFORMANCE INDEX (MSPI)*



0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.38
0.55
0.72
0.69
2012
2013
2014
2015

*The MSPI is a safety metric similar to the OSHA Recordable Incident Rate and Days Away Rate metrics reported in this section, but is weighted for severity. 2012 was the first year that the MSPI was used as one of the criteria to determine a portion of employee compensation.

As MPC grows, we work to ensure every aspect of our business performs to our high safety standards and continually improves. Our target remains continual improvement in health and safety.

TIER 1 PROCESS SAFETY EVENTS (PSEs)*



20
15
10
5
0
12
3
16
18
18
2011
2012
2013
2014
2015
Galveston Bay refinery, acquired Feb. 1, 2013

*These PSEs do not include Speedway.

We work to continually reduce process safety events as our operations expand.

Health and safety are important to our success as a company;

if our employees and contractors are not safe, then other measures of success lose their meaning. We track the metrics reported in this section as a matter of accountability to our employees and contractors and to the communities in which we live. We want you to know how we're doing.

SPEEDWAY SAFETY*



3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.71
2.59
2.07
1.14
2011
2012
2013
2014
2015
Speedway OSHA Recordable Incident Rate
Speedway Days Away Rate

*Excludes contractors

The OSHA Recordable Incident Rate represents the number of incidents per 200,000 hours of work. The Days Away Rate represents injuries that caused at least one missed day of work, also per 200,000 hours of work.

FATALITIES



5
4
3
2
1
0
0
0
0
0
0
2011
2012
2013
2014
2015
MPC (excluding Speedway)
Speedway (excluding contractors)

Process Safety

Process safety is a system for managing safety associated with the processing of highly hazardous chemicals. In the U.S., OSHA's Process Safety Management (PSM) of Highly Hazardous Chemicals Regulation is the framework of the management system to reduce and/or eliminate hazards related to potential chemical or hydrocarbon releases.

MPC applies process safety principles in a variety of its operations. Some MPC operations are regulated by government-based regulations or laws. Where this is not the case, MPC applies the process safety management system to appropriately manage process safety. Additionally, MPC applies process safety principles to some operations that do not meet the thresholds required by local regulatory authorities in order to manage risk and prevent accidents.

Overall, MPC focuses on preventing process safety incidents and managing risk by designing appropriate safety systems into our processes and equipment; operating according to established procedures; applying safe work controls; maintaining equipment; employing management of change and risk assessments; learning from incidents; being prepared for emergencies; assessing and improving performance; and involving operators. These practices are formalized in the MPC PSM Standard.

Search GO



RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

Exhibit C

HES&S Policy Statement and Safety and Workforce Health Disclosures

See attached.

Health, Environment, Safety & Security Policy Statement

GENERAL PURPOSE

Marathon Petroleum Corporation (the "Company") recognizes doing business in any community is a privilege. We honor this by conducting all aspects of our business in a safe, clean, secure, responsible and cost effective manner.

POLICY STATEMENT

The Company's commitment to high standards of Health, Environmental, Safety and Security ("HES&S") performance is supported by the principles below. We will use a management system approach to drive continual improvement in these areas.

1. **Accident Prevention:** We will strive to ensure an accident and injury free workplace through our HES&S Beliefs and Life Critical Expectations with our aim of ensuring everyone who works at the Company returns home in the same condition as they arrived. We will learn from incidents and identify measures to eliminate root causes to avoid reoccurrence.
2. **Prevention of Pollution & Resource Conservation:** We are committed to environmental protection and emphasize, to the extent practical, conservation of all resources and the minimization of waste, emissions and releases throughout our operations.
3. **Communities:** We are committed to being a good neighbor in the communities in which we operate. We will consult proactively with stakeholders on issues of mutual interest.
4. **Security and Emergency Preparedness:** We will maintain a preparedness and response program with the goal of protecting the people in and around our facilities, the environment and our corporate resources.
5. **Risk Assessment:** We will systematically identify potential HES&S risks, assess their relative significance and develop reduction measures to ensure risks are properly addressed.
6. **Legislative and Regulatory Compliance:** We will comply with all applicable HES&S laws, regulations, and other requirements. We will actively participate in the development of responsible laws, regulations and standards regarding HES&S issues.
7. **Training and Education:** We will ensure employees understand their HES&S responsibilities and are trained to perform their assignments with competency. We will support education and research on the HES&S effects of our products and processes.
8. **Product Stewardship:** We will provide information to and work with stakeholders and customers to foster the safe use, handling, transportation, storage, recycling, reuse and disposal of our materials, products and waste.
9. **Contractor Performance:** Recognizing contractors are pivotal to achieving our HES&S goals, we will monitor their performance, use the results in the selection process and work with them to align our common interests and promote HES&S excellence.
10. **Measurement of Performance:** Our HES&S performance will be measured regularly using key performance indicators. Our operations will also be monitored for conformance to our management systems and for compliance with applicable HES&S regulatory and internal requirements through periodic reviews and audits.
11. **Continual Improvement:** Our management systems provide a framework for setting objectives and targets, measuring performance and promoting transparency in reporting results. We will employ these systems to achieve continual improvement in our overall HES&S performance.
12. **Communication:** We will clearly and transparently communicate our HES&S commitments, responsibilities and performance to our employees, the public and other key stakeholders.

Safety

Safety both on and off the job is a priority at Marathon Petroleum Corporation (MPC). MPC is committed to creating a safe work environment and works diligently to achieve an accident-free, incident-free workplace throughout all its operations. Our focus is on continually improving on-the-job safety, process safety, and facility and employee security through training, awareness, performance improvement and compliance programs.

MPC uses a management system methodology that utilizes a continual improvement framework. This framework guides the company to persistently pursue the prevention of incidents, injuries and illnesses. The management system creates a structure to employ policy, standards, risk identification, risk reduction, education, communication, auditing and performance measurement tools and processes across MPC.



RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

Search GO

Workforce Health

Marathon Petroleum Corporation (MPC) values the health and wellness of its employees, retirees, and their families. Health and wellness promotion opportunities and resources that both inform and educate are available locally and at a company-wide level. Participation in these offerings heightens awareness and assists in maintaining and improving health, improving compliance and performance, and ultimately leads to a healthier, safer workplace. Keeping employees healthy is simply good business.

MPC complies with applicable laws, regulations and other requirements for a safe and healthy workplace for employees and contractors.

The company's Industrial Hygiene Standards provide systems for identifying and addressing employee exposures to chemical, physical, biological and nuclear hazards through engineering controls, work practice controls, personal protective equipment (PPE) and monitoring. HES&S policies and standards cover health programs for:

- hearing conservation
- chemical handling and storage
- respiratory protection
- exposure assessment
- other potential workplace health issues



RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

Exhibit D

HES&S Vision & Mission Statement

See attached.

HES&S Vision & Mission

The vision and mission for Health, Environment, Safety and Security (HES&S) at Marathon Petroleum Corporation (MPC) is built around the Responsible Care® philosophy of no accidents, no injuries, no harm to the environment, and a commitment to excellence and continual improvement in the areas of health, environment, safety and security. Simply, it means we believe our employees, contractors and others involved with our operations should work in a safe and healthy setting, free of injury. It means we conduct our operations in ways to protect the environment and strive to be a good corporate citizen wherever we operate.

MPC's HES&S Vision is aligned with the company's core values and applies to MPC and all its subsidiaries. To realize this vision, MPC pursues a "plan-do-check-adjust" management system to assess risks, set targets and measure progress. Business decisions affected by HES&S are guided by the Code of Business Conduct. Meeting these commitments is a responsibility shared by everyone, including all employees contractors and third parties.

Search GO



RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

Exhibit E

Management Systems and Responsible Care®

See attached.

Environment

Overview

Management System

To drive health, environmental, safety and security (HES&S) performance throughout MPC's business operations, we have adopted the American Chemistry Council's Responsible Care® Management System. The Responsible Care Management System is a global initiative built on a basic **"Plan-Do-Check-Adjust"** philosophy and is practiced today by members of 57 national and regional associations in more than 60 economies around the world. It offers an integrated, structured approach to improve company performance in the following key areas: community awareness and emergency response; security; distribution; employee health and safety; pollution prevention; and process and product safety. More information on the Responsible Care Management System is available here.

Board and Management Oversight

Performance Standards

Audits

Total Air Emissions

Energy Efficiency and GHG Emissions

Criteria Pollutant Emissions

Galveston Bay Refinery

Refinery Flare Emissions

Spills

Wastes and Residual Materials

Summary

Responsible Care Management System

To drive health, environmental, safety and security (HES&S) performance throughout Marathon Petroleum Corporation's (MPC) business operations, we use risk-based management systems designed around the characteristic "plan-do-check-adjust" framework.

The adoption of the American Chemistry Council's **Responsible Care Management System®** takes a best practices approach to HES&S processes. Risk assessment and risk management are fundamental to MPC's management systems and are integrated into business and operating planning cycles and decision-making processes.

To drive further consistency, MPC complements our management systems with performance-based **HES&S standards** that provide expectations for organizational performance. Standards are periodically reviewed and updated to reflect changes in laws or regulations, incorporate recommendations arising from audits and incident investigations, and to continually improve performance.

Periodic audits are an important part of the process. MPC relies on a **tiered audit program** to maintain regulatory compliance, adhere to company standards and to achieve continual improvement. Tier I and II audits focus on compliance. Tier III audits test HES&S management system implementation and effectiveness. Both Tier II and Tier III audits are generally conducted with the assistance of a third-party expert. Corrective action plans address audit findings and corrective actions are tracked to their completion. Lessons learned from the audit are then shared across organizations. Key findings and trends from these audits are communicated to MPC's HES&S leadership and senior management.

Search GO



RELATED LINKS

- Code of Business Conduct
- Ethics and Integrity
- 2013 Citizenship Report
- MPC Leadership
- Safety Data Sheets (SDS)

Responsible Care®

MPC is proud to participate in Responsible Care, a commitment to the continual improvement of environmental, health, safety and security performance. Responsible Care reflects MPC's commitment to doing the right thing for the right reasons.

Responsible Care companies have reduced recordable injury and illness rates by 80 percent since 1990; process safety incidents by 58 percent since 1995; and hazardous releases to the air, land and water by 77 percent from 1988 to 2012. Through the implementation of Responsible Care and other programs, MPC has reduced the company's OSHA Recordable Incident Rate by more than 75 percent and reduced total criteria air pollutant emissions by more than 50 percent since 2002.

Today more than 250 members and partner companies have committed to the principles and practices of Responsible Care as a way of doing business. MPC is recognized as a pioneer for extending the principles of Responsible Care throughout the refining, marketing and transportation industry. All members and partners have one common vision of no accidents, no injuries and no harm to the environment.

Search GO

RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

Exhibit F

Profile - Refinery Safety Awards and Recognitions

See attached.


MARATHON
Speedway

Marathon Petroleum Corporation

Profile

Garyville, Louisiana

Crude oil capacity: 539,000 bpcd

MPC's Garyville refinery, completed in 1976, is the last major grassroots refinery built in the U.S. Located on the Mississippi River, midway between New Orleans and Baton Rouge, Louisiana, the refinery receives crude oil delivered via the Mississippi River and the Louisiana Offshore Oil Port and from Gulf of Mexico production.

In 2009, MPC completed a major expansion project, which provided a significant increase in crude oil refining capacity. MPC continues to optimize the refinery and has increased its crude oil capacity to the current level at 539,000 bpcd, making it the third-largest refinery in the U.S.

Crude Oil Supply: A wide variety of both sweet and sour crude oils

Operations: Crude distillation, hydrocracking, catalytic cracking, hydrotreating, reforming, alkylation, isomerization, sulfur recovery and coking

Products: Gasoline, distillates, fuel-grade coke, asphalt, polymer-grade propylene, propane, slurry, sulfur and dry gas

Product Distribution: Pipeline, barge, transport truck, rail and ocean tanker

Employees: Approximately 950

Awards & Recognition:

- 2014: Two Environmental Leadership Awards from the Louisiana Department of Environmental Quality
- 1994-present: Occupational Safety and Health Administration (OSHA) Voluntary Protection Program Star Site
- Only refinery accepted in the Environmental Protection Agency's (EPA) Voluntary Early Reduction Program for Air Toxics under the Clean Air Act
- 22 Governor's Environmental Leadership Awards since 1996
- Emergency response drills with local emergency responders
- 2006-2016: U.S. EPA ENERGY STAR facility
- Wildlife Habitat Council's Corporate Lands for Learning Award
- Wildlife Habitat Council's Certified Wildlife at Work Award



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	539,000
Vacuum Distillation	282,200
Coking	88,800
Catalytic Cracking	131,100
Catalytic Reforming	121,600
Catalytic Hydrocracking	111,200
Catalytic Hydrotreating	538,700
NHT	102,600
DHT	151,100
KHT	76,000
GOHT/VGOHT	100,700
GDU	108,300
ADS	----
Alkylation	31,400
Polymerization/ Dimerization	----
Aromatics	----
Isomerization	47,100
Cumene	----
Coke (Short Tons per Day)	6,252
Sulfur (Long Tons per Day)	1,254
Asphalt	31,400
PADD	III

(1) As of Jan. 1, 2016



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	459,000
Vacuum Distillation	225,200
Coking	29,800
Catalytic Cracking	190,500
Catalytic Reforming	124,300
Catalytic Hydrocracking	136,900
Catalytic Hydrotreating	387,900
NHT	115,000
DHT	53,100
KHT	71,100
GOHT/VGOHT	94,500
GDU	54,200
ADS	-----
Alkylation	38,000
Polymerization/ Dimerization	-----
Aromatics	33,800
Isomerization	-----
Selective Toluene Disproportionation	60,800
Cumene	-----
Coke (Short Tons per Day)	2,263
Sulfur (Long Tons per Day)	1,317
Asphalt	-----
PADD	III

(1) As of Jan. 1, 2016

Galveston Bay
Texas City, Texas

Crude oil capacity: 459,000 bpcd

MPC's Galveston Bay refinery was acquired in 2013 and is one of the largest refineries in the U.S. It is well-positioned on the Texas Gulf Coast, with the flexibility to receive and process a wide range of crude oils, and is strategically located to distribute finished products to the Midwest, mid-Atlantic, New York Harbor, Southeastern U.S., and export markets including Mexico, South America and Europe. The facility also includes significant aromatic extraction capabilities, which increases MPC's participation in the chemicals value chain.

Crude Oil Supply: A wide variety of both sweet and sour crude oils
Operations: Crude distillation, hydrocracking, catalytic cracking, hydrotreating, reforming, alkylation, aromatics extraction, sulfur recovery and coking
Products: Gasoline, distillates, aromatics, heavy fuel oil, fuel-grade coke, refinery-grade propylene, sulfur and dry gas
Product Distribution: Pipeline, barge, transport truck and ocean tanker
Cogeneration Facility: Currently has 1,055 megawatts of electrical production capacity and can produce 4.3 million pounds of steam per hour while supplying the Galveston Bay refinery. Approximately 46 percent of the power generated in 2015 was used at the refinery, with the remaining electricity being sold into the electricity grid.
Employees: Approximately 1,875
Awards & Recognition:

- 2010-present: Certified to the American Chemistry Council's Responsible Care ISO14001/RC14001 Standard, with commitment to continuous improvement in health, environmental, safety and security performance
- 2010-2014: Houston Business Roundtable (HBR) Safety Excellence Award for Outstanding Performance in Promoting and Improving Contractor Safety
- 2013 American Fuel and Petrochemical Manufacturers Safety Meritorious Award
- 2013-present: Site safety enhancements and improved emergency response capabilities

Catlettsburg, Kentucky

Crude oil capacity: 273,000 bpcd

MPC's Catlettsburg refinery is located in northeastern Kentucky on the western bank of the Big Sandy River, near the confluence with the Ohio River. It was purchased in 1924 by Swiss Oil Corporation (then parent company of Ashland Inc.). The plant became part of MPC's refinery system in 1998 and fully owned by MPC in 2005.

MPC completed construction of a condensate splitter in 2015, increasing the refinery's capacity to process condensate from the Utica Shale region.

Crude Oil Supply: Sweet and sour crude oils
Operations: Crude distillation, hydrotreating, catalytic cracking, reforming, alkylation, isomerization and sulfur recovery
Products: Gasoline, distillates, asphalt, aromatics, refinery-grade propylene and propane
Product Distribution: Pipeline, barge, transport truck and rail
Employees: Approximately 735
Awards & Recognition:

- 2008 Responsible Care Management System certification
- Inaugural Master Level member of KY EXCEL 2007
- American Fuel and Petrochemical Manufacturers and the National Safety Council safety and environmental performance awards
- 2012 Kentucky Northeast Region Business Conservation Partner of the Year
- 2012 Kentucky Manufacturer of the Year (large business category)
- Savage Branch Wildlife Reserve
- 2014 Kentucky Community and Technical College Benefactor Award



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	273,000
Vacuum Distillation	115,900
Coking	—
Catalytic Cracking	98,800
Catalytic Reforming	49,900
Catalytic Hydrocracking	—
Catalytic Hydrotreating	258,500
NHT	50,800
DHT	73,600
KHT	29,500
GOHT/VGOHT	101,700
GDU	—
ADS	2,900
Alkylation	20,000
Polymerization/ Dimerization	—
Aromatics	3,100
Isomerization	17,100
Cumene	7,100
Coke (Short Tons per Day)	—
Sulfur (Long Tons per Day)	380
Asphalt	33,600
PADD	II

(1) As of Jan. 1, 2016



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	212,000
Vacuum Distillation	67,900
Coking	28,500
Catalytic Cracking	51,800
Catalytic Reforming	76,500
Catalytic Hydrocracking	36,100
Catalytic Hydrotreating	179,500
NHT	64,600
DHT	75,500
KHT	-----
GOHT/VGOHT	-----
GDU	39,400
ADS	-----
Alkylation	12,400
Polymerization/ Dimerization	-----
Aromatics	3,100
Isomerization	15,200
Cumene	-----
Coke (Short Tons per Day)	1,473
Sulfur (Long Tons per Day)	172
Asphalt	-----
PADD	II

(1) As of Jan. 1, 2016

Robinson, Illinois

Crude oil capacity: 212,000 bpcd

MPC's Robinson refinery was built in 1906 by the Lincoln Oil Company and purchased by MPC (then The Ohio Oil Company) in 1924. Today, the refinery has a full conversion processing scheme designed to maximize production of gasoline and diesel fuel.

Crude Oil Supply: Sweet and sour crude oils
Operations: Crude distillation, catalytic cracking, hydrocracking, hydrotreating, coking, reforming, alkylation, aromatics extraction, isomerization and sulfur recovery
Products: Gasoline, distillates, propane, anode-grade coke, aromatics and slurry
Product Distribution: Pipeline, transport truck and rail
Employees: Approximately 725
Awards & Recognition:

- 2015 Monarch Sustainer of the Year Award from the United States Business Council for Sustainable Development and the Pollinator Partnership
- 2015 Southern Illinois Occupational Safety and Health Governor's Award for Contributions in Health and Safety
- 2014-2016: ENERGY STAR certification
- Four Wildlife Habitat Council certified sites
- 2014 Occupational Safety and Health Administration (OSHA) Voluntary Protection Program Participants' Association (VPPPA) National Innovation Award
- 2013 Outstanding Behavior-Based Safety Outreach Award
- 2013 and 2015: OSHA VPPPA National Safety and Health Outreach Award
- 2011 Wings Over Wetlands Award
- 2009 OSHA VPPPA National and 2013 VPPPA Regional Voluntary Protection Program (VPP) Outreach Award
- 2008 OSHA VPP Best Practice Award for refinery's contractor behavior-based safety program
- 2007-present: Responsible Care Management System Certification
- 2005-present: Cambridge Center for Behavioral Studies (CCBS) - Behavioral Safety Accreditation and 2015 inaugural CCBS Platinum Accreditation
- 1999-present: OSHA VPP Star Site
- American Fuel and Petrochemical Manufacturers Safety Awards

Detroit, Michigan

Crude oil capacity: 132,000 bpcd

MPC's Detroit refinery was acquired with the purchase of Aurora Gasoline Company by MPC (then The Ohio Oil Company) in 1959. It is the only petroleum refinery operating in Michigan.

In 2012, the company completed the Detroit Heavy Oil Upgrade Project (DHOUP) that enabled the refinery to process up to an additional 80,000 bpd of heavy sour crude oils, including Canadian crude oils. The project was completed with a world-class safety record and added more than 400,000 gallons per day of clean transportation fuels to the marketplace.

Crude Oil Supply: Sweet and heavy sour crude oils

Operations: Crude distillation, catalytic cracking, hydrotreating, reforming, alkylation, sulfur recovery and coking

Products: Gasoline, distillates, asphalt, fuel-grade coke, chemical-grade propylene, propane, slurry and sulfur

Product Distribution: Pipeline, transport truck, rail and barge

Employees: Approximately 530

Awards & Recognition:

- 2010-present: Michigan Occupational Safety and Health Administration (MIOSHA) Voluntary Protection Program Star Site
- First refining facility in the world to receive Responsible Care 14001 certification for its health, environment, safety and security systems
- 2010 American Chemisty Council Energy Efficiency Award
- 2010 and 2012 American Fuel and Petrochemical Manufacturers Distinguished Safety Award
- 2010 Norfolk Southern's Thoroughbred Chemical Safety Award
- 2007-2012: U.S. Environmental Protection Agency ENERGY STAR facility
- 2012 MIOSHA Platinum Award winner for safety
- 2011-present: Behavior-Based Safety Program certified by the Cambridge Center for Behavioral Studies



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	132,000
Vacuum Distillation	73,600
Coking	28,500
Catalytic Cracking	38,000
Catalytic Reforming	20,400
Catalytic Hydrocracking	-----
Catalytic Hydrotreating	123,500
NHT	31,800
DHT	43,700
KHT	6,700
GOHT/VGOHT	41,300
GDU	-----
ADS	-----
Alkylation	6,700
Polymerization/ Dimerization	-----
Aromatics	-----
Isomerization	-----
Cumene	-----
Coke (Short Tons per Day)	2,006
Sulfur (Long Tons per Day)	391
Asphalt	21,900
PADD	II

(1) As of Jan. 1, 2016



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	93,000
Vacuum Distillation	33,300
Coking	-----
Catalytic Cracking	24,700
Catalytic Reforming	20,400
Catalytic Hydrocracking	-----
Catalytic Hydrotreating	89,800
NHT	29,000
DHT	22,300
KHT	12,800
GOHT/VGOHT	25,700
GDU	-----
ADS	-----
Alkylation	7,100
Polymerization/ Dimerization	-----
Aromatics	-----
Isomerization	-----
Cumene	-----
Coke (Short Tons per Day)	-----
Sulfur (Long Tons per Day)	88
Asphalt	14,100
PADD	II

(1) As of Jan. 1, 2016

Canton, Ohio

Crude oil capacity: 93,000 bpcd

MPC's Canton refinery, built in 1931 by Allegheny-Arrow Oil Company, was acquired by Ashland Inc. in 1948 when it merged with Allied Oil Company. The refinery became a part of MPC's refining system in 1998 and has been fully owned by MPC since 2005. The refinery is a moderate conversion plant with a processing configuration that enables it to run heavy sour crudes as well as sweet crudes.

In 2014, the company completed construction of a condensate splitter, which increased the refinery's capacity to process condensate from the Utica Shale region.

Crude Oil Supply: Sweet and sour crude oils including production from the nearby Utica Shale

Operations: Crude distillation, catalytic cracking, hydrotreating, reforming, alkylation and sulfur recovery

Products: Gasoline, distillates, asphalt, roofing flux, refinery-grade propylene, propane and slurry

Product Distribution: Pipeline, transport truck and rail

Employees: Approximately 370

Awards & Recognition:

- 2006-2016: U.S. Environmental Protection Agency ENERGY STAR facility
- 2007, 2009, 2010 and 2012: American Chemistry Council (ACC) Energy Efficiency Award
- 2004, 2007 and 2009-2014: American Fuel and Petrochemical Manufacturers Award for Safety Achievement
- Cambridge Center for Behavioral Studies Gold Level Certification
- 2009-2015: ACC Det Norske Veritas Management System Certificate
- 2004, 2006, 2007, 2009-2015: Stark County Safety Council Special Award

Texas City, Texas

Crude oil capacity: 86,000 bpcd

MPC's Texas City refinery was built in 1931 and was acquired by MPC (then The Ohio Oil Company) in 1962 from Plymouth Oil Company. The refinery is located off the entrance to the Houston Ship Channel.

Crude Oil Supply: Light sweet crude oils
Operations: Crude distillation, catalytic cracking, alkylation, reforming, aromatics extraction and sulfur recovery
Products: Gasoline, chemical-grade propylene, propane, aromatics, slurry and dry gas
Product Distribution: Pipeline, barge and rail
Employees: Approximately 280
Awards & Recognition:

- 2012 Occupational Safety and Health Administration Voluntary Protection Program Star Site (recertified in 2015)
- 2006, 2008, 2011-2013: U.S. Environmental Protection Agency ENERGY STAR facility
- 2009 and 2012 Responsible Care Management System certification
- 2009-2014: Texas Chemical Council Excellence in Caring for Texas Award for demonstrating commitment in community awareness, emergency response, pollution prevention and security
- 2014 Behavior-Based Safety Program certified by the Cambridge Center for Behavioral Studies



Refinery Unit & Production Capacity[1]

BPCD Unless Noted	
Crude	86,000
Vacuum Distillation	----
Coking	----
Catalytic Cracking	55,600
Catalytic Reforming	10,500
Catalytic Hydrocracking	----
Catalytic Hydrotreating	----
NHT	----
DHT	----
KHT	----
GOHT/VGOHT	----
GDU	----
ADS	----
Alkylation	13,800
Polymerization/ Dimerization	----
Aromatics	2,800
Isomerization	----
Cumene	----
Coke (Short Tons per Day)	----
Sulfur (Long Tons per Day)	34
Asphalt	----
PADD	III

(1) As of Jan. 1, 2016

Exhibit G

Board Oversight of Safety Risk – 2016 Proxy Statement Excerpt

See attached.

charters. Along with these surveys, each director reviews the Corporate Governance Principles and the charter of each committee on which he or she serves, and offers comments and revision suggestions as deemed appropriate. Summary reports of survey results are compiled and provided to the directors. Our Chairman of the Board leads a discussion of survey results with all of the directors as a group, and each committee chair leads a discussion of committee results within a committee meeting setting. Our Corporate Governance and Nominating Committee views this process, which combines the opportunity for each director to individually reflect on Board and committee effectiveness with a collaborative discussion on performance, as providing a meaningful assessment tool and a forum for discussing areas for improvement.

Director Identification and Selection

The processes for director selection and the establishment of director qualifications are set forth in Article III of our Corporate Governance Principles, which are available on our website at *http://ir.marathonpetroleum.com* by selecting "Corporate Governance" and clicking on "Corporate Governance Principles." In summary, our Board has delegated the director recruiting process to the Corporate Governance and Nominating Committee with input from our Chairman of the Board and our CEO. Our Corporate Governance and Nominating Committee may work with a third-party professional search firm to review director candidates and their credentials. At least one member of the Corporate Governance and Nominating Committee, our Chairman of the Board and our CEO are expected to meet with each potential director candidate as part of the recruiting process. The foregoing recruiting process applies to nominees recommended by our Corporate Governance and Nominating Committee, as well as nominees recommended by shareholders in accordance with our Bylaws and applicable law.

The criteria for selecting new directors include the following:

- their independence, as defined by applicable law, stock exchange listing standards and the categorical standards listed in our Corporate Governance Principles;
- their business or professional experience;
- their integrity and judgment;
- their record of public service;
- their ability to devote sufficient time to the affairs of the Company;
- the diversity of backgrounds and experiences they bring to the Board; and
- the needs of the Company from time to time.

Directors should also be individuals of substantial accomplishment and experience with demonstrated leadership capabilities, and the ability to represent all shareholders as opposed to a specific constituency. The Corporate Governance and Nominating Committee Charter also gives the Committee the authority to retain and terminate any search firm used to identify director candidates, including the authority to approve the search firm's fees and other retention terms.

The Board's Role in Risk Oversight

Responsibility for risk oversight rests with our Board of Directors and the committees of the Board. Our Audit Committee assists our Board in fulfilling its oversight responsibilities by regularly reviewing risks associated with financial and accounting matters, as well as those related to financial reporting. In this regard, our Audit Committee monitors compliance with regulatory requirements and internal control systems. Our Audit Committee reviews risks associated with financial strategies and the capital structure of the Company. Our Audit Committee also reviews the process by which enterprise risk management is undertaken by the Company.

Our Compensation Committee assists the Board with risk oversight through its review of compensation programs to help ensure such programs do not encourage excessive risk-taking. The Compensation Committee reviews base compensation levels, incentive compensation and succession plans to confirm the Company has appropriate practices in place to support the retention and development of the employees necessary to achieve the Company's business goals and objectives.

The Board receives regular updates from these committees regarding their activities and also reviews risks of a more strategic nature. Key risks associated with the strategic plan of the Company are reviewed annually at a designated strategy meeting of the Board and on an ongoing basis periodically throughout the year.

While our Board and its committees oversee risk management, the senior management team of the Company is charged with managing risk. The Company has a strong enterprise risk management process for identifying, assessing and managing risk, as well as monitoring the performance of risk mitigation strategies. The governance of this process is effected through the executive sponsorship of our CEO and CFO, and is led by an enterprise risk manager, and officers and senior managers responsible for working across the business to manage enterprise level risks and identify emerging risks. These leaders meet periodically and provide regular updates to our Board and its committees throughout the year.

Exhibit H

Board and Management Oversight of HES&S Disclosure

See attached.

Environment

Overview

Management System

Board and Management Oversight

The MPC board of directors establishes environmental performance metrics and annual goals for MPC. MPC management reports on its environmental performance at each regularly-scheduled board meeting. Significant environmental incidents, including releases and enforcement matters, are also reviewed with the board. The board reviews MPC's strategy, including strategy related to environmental issues, at least once annually.

An HES&S Management Committee comprising the president and other executive officers of MPC is responsible for oversight of environmental and safety strategy and execution. The HES&S Management Committee meets quarterly to receive reports of environmental and safety metrics, goals, strategy implementation and performance. This committee has recommended, and the MPC Management Executive Committee has adopted, a Health, Environment, Safety & Security Policy (see below) to ensure that MPC conducts all aspects of its business in a safe, clean, secure, responsible and cost-effective manner.

Responsibility for environmental and safety performance lies with the manager of each MPC facility and ultimately with the head of each MPC business unit. To ensure compliance with environmental and safety laws and regulations as well as company policies and standards, MPC employs more than 350 health, environment, safety and security personnel in its operating components that are directly responsible for environmental and safety matters. In addition to these operating-component personnel, MPC maintains a corporate HES&S department comprising more than 50 professionals. This group is responsible for legislative and regulatory matters at the federal and state levels and assists the HES&S Management Committee in formulating policy for the company. The corporate HES&S department also houses the HES&S Audit group, which is an essential component of our Responsible Care Management System.

MPC has adopted a comprehensive Health, Environmental, Safety and Security Policy. This policy speaks to each of these critically important areas, but much of it is directly related to our environmental performance. The entire policy is reproduced below.

Exhibit I

Board and Compensation Committee Establishment of Safety Metrics – 2016 Proxy Statement Excerpt

See attached.

Table of Contents

Annual Cash Bonus Program

The ACB program is a variable incentive program intended to motivate and reward NEOs and other executive officers for achieving short-term (annual) financial and operational business objectives that drive overall shareholder value while encouraging responsible risk-taking and accountability.

The Compensation Committee approves the establishment of a qualified Section 162(m) funding pool for the ACB program in the first quarter of each year to ensure payments from the program qualify as performance-based compensation. This maximizes our tax deductibility opportunity with respect to the compensation paid from the ACB program for executive officers whose Section 162(m) compensation may otherwise exceed $1 million. The performance metrics used to determine the 2015 Section 162(m) funding pool were net income and mechanical availability. Net income was chosen as it measures MPC's profitability. Mechanical availability is an essential element in achieving our financial and operational objectives and a significant indicator of the success of our operations as it measures the availability and reliability of the processing equipment in our refinery, pipeline, terminal and marine operations. The funding pool for 2015 was established by the Compensation Committee as the greater of 2% of net income or $16 million if mechanical availability reached 93%.

Based on net income attributable to MPC of $2.85 billion, our pool for 2015 executive bonuses was $57.04 million. The Compensation Committee exercised negative discretion in approving the actual incentive payments for each of our NEOs at levels less than what the pool would have otherwise permitted. As a result, all 2015 ACB payments made in 2016 were fully tax-deductible.

For the 2015 ACB program, the Compensation Committee elected to remove the Selling, General and Administrative cost management metric used in 2014 and added an EBITDA metric to increase focus on earnings. In addition, with the completion of the SAP implementation for our Galveston Bay refinery and our record turnaround schedule in 2014, these two project metrics were removed and a new metric intended to maintain focus on the timely rebranding of the Hess store locations acquired by Speedway was added.

These changes continue to support the Compensation Committee's commitment to an annual incentive program in which a majority (70%) is funded by pre-established financial and operational (including environmental and safety) performance measures. The remaining 30% allocation under the ACB program is driven by a number of discretionary factors, including adjustments due to the volatility in petroleum-related commodity prices throughout the year, which makes it difficult to establish reliable, pre-determined goals. Regardless of the funding generated by the ACB program, the Compensation Committee has discretion to generally award each of our NEOs and other executive officers up to the limits of any applicable Section 162(m) funding pool, or make no award at all.

Table of Contents

The performance metrics used for the 2015 ACB program were:

Performance Metric	Description	Type of Measure
Operating Income Per Barrel(a)	Measures domestic operating income per barrel of crude oil throughput, adjusted for unusual business items and accounting changes. This metric compares a group of nine integrated or downstream companies, including MPC.	Financial (relative)
EBITDA(b)	As derived from the consolidated financial statements and as disclosed to investors as part of the quarterly earnings materials.	Financial (absolute)
Mechanical Availability(c)	Measures the mechanical availability and reliability of the processing equipment in our refinery, pipeline, terminal and marine operations.	Operational (absolute)
Hess Store Conversions	Measures conversion percentages based on total (Hess and WilcoHess) store count and approved 2015 capital budget of $88 million.	Operational (absolute)
Responsible Care	The metrics below measure our success in meeting our goals for the health and safety of our employees, contractors and neighboring communities, while continuously improving on our environmental stewardship commitment by minimizing our environmental impact.	
Marathon Safety Performance Index(d)	Measurement of MPC's success and commitment to employee safety. Goals are set annually at best-in-class industry performance, focusing on continual improvement. This includes common industry metrics such as Occupational Safety and Health Administration (or OSHA) Recordable Incident Rates and Days Away Rates.	Operational (absolute)
Process Safety Events Score	Measures the success of MPC's ability to identify, understand and control process hazards, which can be defined as unplanned or uncontrolled releases of highly hazardous chemicals or materials that have the potential to cause catastrophic fires, explosions, injury, plant damage and high-potential near misses or toxic exposures.	Operational (absolute)
Designated Environmental Incidents	Measures environmental performance and consists of tracking certain: a) releases of hazardous substances into air, water or land; b) permit exceedences; and c) government agency enforcement actions.	Operational (absolute)
Quality	Measures the impact of product quality incidents and cumulative costs to MPC (no Category 4 Incident, and costs of Category 3 Incidents).(e)	Operational (absolute)

(a) This is a per barrel measure of throughput – U.S. downstream segment income adjusted for special items. It includes a total of nine comparator companies (including MPC). Comparator company income is adjusted for special items or other like items as adjusted by MPC. The comparator companies for 2015 were: BP plc; Chevron Corporation; ExxonMobil Corporation; HollyFrontier Corporation; PBF Energy; Phillips 66; Tesoro Corporation; and Valero Energy Corporation. This is a non-GAAP performance metric. It is calculated as income before taxes, as presented in our audited consolidated financial statements, divided by the total number of barrels of crude oil throughput at the peer's respective U.S. refinery operations. To ensure consistency of this metric when comparing results to the comparator companies' results, adjustments to comparator company segment income before taxes are sometimes necessary to reflect certain unusual items reflected in their results.

(b) This is a non-GAAP performance metric. It is calculated as earnings before interest and financing costs, interest income, income taxes, depreciation and amortization expense.

(c) Mechanical availability represents the percentage of capacity available for critical downstream equipment to perform its primary function for the full year.

(d) This metric excluded Speedway. In the event of a fatality, payout is determined by the Compensation Committee. The OSHA Recordable Incident Rate is calculated by taking the total number of OSHA recordable incidents, multiplied by 200,000 and divided by the total number of hours worked.

(e) A Category 4 Incident is one that involves a fatality. Category 3 Incidents include those where: we incur out-of-pocket costs for incident response and recovery activities, mitigation of customer claims or regulatory penalties in excess of $50,000; a media advisory is issued; or the extenuating circumstances are deemed to be of such severity by our Quality Committee that a recommendation for this category is made to the MPC Quality Steering Committee and is subsequently approved.

The threshold, target and maximum levels of performance for each metric were established for 2015 by evaluating factors such as performance achieved in the prior year(s), anticipated challenges for 2015, our business plan and our overall strategy. At the time the performance levels were set for 2015, the threshold levels were viewed as likely achievable, the target levels were viewed as challenging but achievable and the maximum levels were viewed as extremely difficult to achieve.

The table below provides both the goals for each metric and our performance achieved in 2015:

Performance Metric	Threshold Level	Target Level	Maximum Level	Performance Achieved	Target Weighting	Performance Achieved
Operating Income Per Barrel	5th or 6th Position	3rd or 4th Position	1st or 2nd Position	6th Position (50% of target)	25.0%	12.5%
EBITDA(1)	$1,725	$4,466	$6,932	$6,338 (176% of target)	10.0%	17.6%
Mechanical Availability	94.0%	95.0%	96.0%	95.5% (150% of target)	10.0%	15.0%
Hess Store Conversions	60%	64%	68%	93% (200% of target)	5.0%	10.0%
Responsible Care						
Marathon Safety Performance Index	0.86	0.57	0.39	0.69 (79% of target)	5.0%	4.0%
Process Safety Events Score	117	76	62	105 (65% of target)	5.0%	3.2%
Designated Environmental Incidents	72	51	30	40 (152% of target)	5.0%	7.6%
Quality	$500,000	$250,000	$125,000	$0 (200% of target)	5.0%	10.0%
				Total	**70.0%**	**79.9%**

(1) Represented in millions.

Organizational and Individual Performance Achievements for the 2015 ACB Program

At the beginning of the year, each NEO and the other executive officers develop individual performance goals relative to their respective organizational responsibilities, which are directly related to our business objectives. The subjective goals used to evaluate the individual performance of our NEOs and other executive officers (except for Mr. Nickerson) for 2015 fell into the following general categories:

	Mr. Heminger	Mr. Griffith	Mr. Templin	Mr. Kenney	Mr. Bedell
Talent development, retention, succession and acquisition	✓	✓	✓	✓	✓
Enhancement of shareholder value through return of capital and unlocking midstream asset value	✓	✓	✓		
System integration, optimization and debottlenecking	✓		✓	✓	✓
Growth through organic expansion and acquisition opportunities	✓	✓	✓	✓	
Growth of market share for gasoline and diesel	✓		✓	✓	✓
Preparation of assets for potential dropdown to MPLX	✓	✓	✓		✓
Progress on diversity initiatives	✓	✓	✓	✓	✓

Our CEO reviews the organizational and individual performance of our other NEOs and executive officers and makes annual bonus recommendations to the Compensation Committee. Key organizational achievements considered for 2015 included:

- net income attributable to MPC increased 13% to $2.85 billion in 2015 from $2.52 billion in 2014;
- TSR for 2015 of 20.2% compared to the median TSR of 16.5% for our performance unit peer group;
- sustained focus on shareholder returns with $1.6 billion returned to shareholders through dividends and share repurchases;

Exhibit J

VPP Disclosure and
Safety Performance – 2016 Proxy Statement Excerpt

See attached.

Voluntary Protection Program (VPP)

Another important element of MPC's management system is VPP, a partnership program with OSHA that promotes effective worksite-based safety and health. VPP consists of four major elements: management leadership and employee involvement, worksite analysis, hazard prevention and control, and safety and health training. VPP-certified worksites typically have injuries and illnesses more than 50 percent below the average for their industries.

The Garyville, Robinson, Detroit refineries, and the Findlay office complex have also achieved the elite VPP Star status. MPC's headquarters location in Findlay, Ohio was the second office complex in the region to earn VPP Star certification.

Search GO

RELATED LINKS

Code of Business Conduct
Ethics and Integrity
2013 Citizenship Report
MPC Leadership
Safety Data Sheets (SDS)

✘ YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE AGAINST THE SHAREHOLDER PROPOSAL SEEKING A REPORT ON SAFETY AND ENVIRONMENTAL INCIDENTS.

Your Board of Directors respects investor interest in the safe and environmentally responsible operation of our refineries. We are equally committed and uncompromising in our approach to safety and environmental stewardship. We fulfill our commitment by implementing and continuously improving our robust safety and environmental programs and transparently reporting our performance to our investors.

We report and publicly disclose our safety and environmental performance.

Our 2015 Citizenship Report, the MPC 2015 Annual Report, this Proxy Statement and the information provided on our website at *http://www.marathonpetroleum.com* by selecting "Corporate Citizenship" and clicking on "Health, Environment, Safety & Security," each carefully describe our safety and environmental performance metrics. These metrics represent an efficient and accurate measurement of our excellent safety and environmental performance. Additional reporting, to include "all safety and environmental incidents," would be an unnecessary and administratively burdensome diversion of our resources with no corresponding benefit to our employees, our contractors, our shareholders or the Company.

- **Our Commitment** We are committed to creating a safe work environment and strive diligently to achieve an accident-free, incident-free workplace throughout all our operations. Our focus is on continually improving on-the-job safety, process safety and facility and employee security through training, awareness, performance improvement and compliance programs. Likewise, we remain committed to environmental stewardship by continuing to improve the efficiency and reliability of our operations. We proactively address regulatory requirements and work diligently to improve our environmental performance.
- **Our Performance** As described in our 2015 Citizenship Report, the MPC 2015 Annual Report and this Proxy Statement, we measure and report our safety performance primarily with two key metrics, the Marathon Safety Performance Index (MSPI) and our Process Safety Score. MSPI goals are set annually at best-in-class industry performance and include common industry metrics such as OSHA Recordable Incident Rates and Days Away Rates. Our Process Safety Score measures our ability to identify, understand and control process hazards, which are defined as unplanned or uncontrolled releases of highly hazardous chemicals or materials that have the potential to cause catastrophic fires, explosions, injury, plant damage and high-potential near misses or toxic exposures. Likewise, we measure and report our environmental performance via our Designated Environmental Incidents (DEI) metric. Our DEI metric consists of tracking releases, permit exceedances and government enforcement actions.
- **Responsible Care®** Responsible Care® is the American Chemistry Council's global certification initiative that helps us achieve repeatable, effective and sustainable environmental and safety performance. We are the only petroleum refiner in the United States that adheres to the rigorous requirements of Responsible Care®. As a result, since joining Responsible Care® in 2002, we have reduced our OSHA recordable rate by more than 75%.
- **VPP** We participate in the OSHA Voluntary Protection Program (VPP). VPP includes a demanding application and OSHA inspection process. Ten of our facilities have been awarded VPP status and 11 additional locations are in various stages of the certification process. Additionally, with our assistance, 13 of our key contractor companies have also obtained VPP status, thereby promoting the personal safety of non-employees working within our operations.
- **Safety 1** As we work toward our vision of zero injuries, we also implement behavior-based safety programs throughout our operations. Safety 1 is such a program that focuses on peer-to-peer communication to correct potentially unsafe behaviors of co-workers. Safety 1 provides specific guidance on how to give and receive safety advice through its "Permission and Pledge" component.

We have adopted and implemented, with USW concurrence, a robust fatigue management policy at each of our refineries.

We fully support API 755, and have implemented a robust Fatigue Risk Management Standard (FRMS) at all of our refineries. The USW International Union reviewed our FRMS prior to its adoption and concurred with it. Additionally, the Company and its local USW unions agreed in 2015 collective bargaining negotiations to continuous improvement in the area of fatigue risk management, including semi-annual discussions between management and local unions to discuss a variety of issues, including FRMS metrics. Further reporting on FRMS would be an unnecessary and administratively burdensome diversion of our resources with no corresponding benefit to our employees, our contractors, our shareholders or the Company.

✗ For the reasons stated above, your Board of Directors recommends you vote AGAINST Proposal No. 5.

Exhibit K

Safety Performance – 2016 Proxy Statement Excerpt

See attached.

✘ YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE AGAINST THE SHAREHOLDER PROPOSAL SEEKING A REPORT ON SAFETY AND ENVIRONMENTAL INCIDENTS.

Your Board of Directors respects investor interest in the safe and environmentally responsible operation of our refineries. We are equally committed and uncompromising in our approach to safety and environmental stewardship. We fulfill our commitment by implementing and continuously improving our robust safety and environmental programs and transparently reporting our performance to our investors.

We report and publicly disclose our safety and environmental performance.

Our 2015 Citizenship Report, the MPC 2015 Annual Report, this Proxy Statement and the information provided on our website at *http://www.marathonpetroleum.com* by selecting "Corporate Citizenship" and clicking on "Health, Environment, Safety & Security," each carefully describe our safety and environmental performance metrics. These metrics represent an efficient and accurate measurement of our excellent safety and environmental performance. Additional reporting, to include "all safety and environmental incidents," would be an unnecessary and administratively burdensome diversion of our resources with no corresponding benefit to our employees, our contractors, our shareholders or the Company.

- **Our Commitment** We are committed to creating a safe work environment and strive diligently to achieve an accident-free, incident-free workplace throughout all our operations. Our focus is on continually improving on-the-job safety, process safety and facility and employee security through training, awareness, performance improvement and compliance programs. Likewise, we remain committed to environmental stewardship by continuing to improve the efficiency and reliability of our operations. We proactively address regulatory requirements and work diligently to improve our environmental performance.
- **Our Performance** As described in our 2015 Citizenship Report, the MPC 2015 Annual Report and this Proxy Statement, we measure and report our safety performance primarily with two key metrics, the Marathon Safety Performance Index (MSPI) and our Process Safety Score. MSPI goals are set annually at best-in-class industry performance and include common industry metrics such as OSHA Recordable Incident Rates and Days Away Rates. Our Process Safety Score measures our ability to identify, understand and control process hazards, which are defined as unplanned or uncontrolled releases of highly hazardous chemicals or materials that have the potential to cause catastrophic fires, explosions, injury, plant damage and high-potential near misses or toxic exposures. Likewise, we measure and report our environmental performance via our Designated Environmental Incidents (DEI) metric. Our DEI metric consists of tracking releases, permit exceedances and government enforcement actions.
- **Responsible Care®** Responsible Care® is the American Chemistry Council's global certification initiative that helps us achieve repeatable, effective and sustainable environmental and safety performance. We are the only petroleum refiner in the United States that adheres to the rigorous requirements of Responsible Care®. As a result, since joining Responsible Care® in 2002, we have reduced our OSHA recordable rate by more than 75%.
- **VPP** We participate in the OSHA Voluntary Protection Program (VPP). VPP includes a demanding application and OSHA inspection process. Ten of our facilities have been awarded VPP status and 11 additional locations are in various stages of the certification process. Additionally, with our assistance, 13 of our key contractor companies have also obtained VPP status, thereby promoting the personal safety of non-employees working within our operations.
- **Safety 1** As we work toward our vision of zero injuries, we also implement behavior-based safety programs throughout our operations. Safety 1 is such a program that focuses on peer-to-peer communication to correct potentially unsafe behaviors of co-workers. Safety 1 provides specific guidance on how to give and receive safety advice through its "Permission and Pledge" component.

We have adopted and implemented, with USW concurrence, a robust fatigue management policy at each of our refineries.

We fully support API 755, and have implemented a robust Fatigue Risk Management Standard (FRMS) at all of our refineries. The USW International Union reviewed our FRMS prior to its adoption and concurred with it. Additionally, the Company and its local USW unions agreed in 2015 collective bargaining negotiations to continuous improvement in the area of fatigue risk management, including semi-annual discussions between management and local unions to discuss a variety of issues, including FRMS metrics. Further reporting on FRMS would be an unnecessary and administratively burdensome diversion of our resources with no corresponding benefit to our employees, our contractors, our shareholders or the Company.

✗ For the reasons stated above, your Board of Directors recommends you vote AGAINST Proposal No. 5.